

LOVESAC
Designed for Life Furniture Co.

THE LOVESAC COMPANY
421 Atlantic Avenue, Suite 201
Stamford, CT 06901

APRIL 23, 2026

DEAR FELLOW STOCKHOLDERS:

You are invited to attend the 2026 Annual Meeting of Stockholders of The Lovesac Company at (the "Company") 10:00 a.m. Eastern Time on June 9, 2026, to be conducted virtually via live webcast by pre-registering at https://web.viewproxy.com/LovesacCompany/2026.

The following Notice of Annual Meeting of Stockholders outlines the business to be conducted at the virtual 2026 Annual Meeting of Stockholders. All stockholders of record of our common stock at the close of business on April 16, 2026, the record date, are entitled to notice of and to vote at this meeting and any continuation, postponement, or adjournment thereof.

You will be able to attend the virtual 2026 Annual Meeting of Stockholders by first registering at https://web.viewproxy.com/LovesacCompany/2026. You will receive a meeting invitation by e-mail with your unique link to join along with a password prior to the meeting date. Stockholders will be able to listen, vote and submit questions during the virtual 2026 Annual Meeting of Stockholders. All registrations to attend the virtual 2026 Annual Meeting must be received by 11:59 p.m. Eastern Time on June 9, 2026. Whether or not you expect to attend, we urge you to vote as promptly as possible. If you vote in advance you may still decide to attend the virtual 2026 Annual Meeting of Stockholders and vote your shares during the meeting. Your proxy is revocable in accordance with the procedures set forth in the Proxy Statement.

On behalf of the Board of Directors of The Lovesac Company, I would like to take this opportunity to thank our stockholders for their continued support of Lovesac.

Sincerely yours,

Shawn D. Nelson
Founder and Chief Executive Officer

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 9, 2026

You are cordially invited to attend the 2026 Annual Meeting of Stockholders (the "Annual Meeting") of The Lovesac Company at 10:00 a.m. Eastern Time on June 9, 2026, to be conducted virtually via live webcast by pre-registering at https://web.viewproxy.com/LovesacCompany/2026.

 **DATE AND TIME**
10:00 a.m. Eastern Time
June 9, 2026

 **VIRTUAL MEETING SITE**
conducted virtually via live webcast by pre-registering at https://web.viewproxy.com/LovesacCompany/2026.

 **RECORD DATE**
If you were a stockholder of record on April 16, 2026, you may vote your shares at the Annual Meeting.

	Proposals	Board Voting Recommendation
1	To elect eight (8) directors to the Board of Directors to serve until the 2027 Annual Meeting of Stockholders and until their successors are duly elected and qualified;	✅ **FOR** Each Director Nominee
2	To provide advisory approval of the Company's fiscal 2026 compensation for its named executive officers as disclosed in this Proxy Statement;	✅ **FOR**
3	To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2027; and	✅ **FOR**
4	To conduct any and all other business that may properly come before the Annual Meeting or any continuation, postponement, or adjournment thereof.	

Proxy Materials

We have elected to provide electronic access to our Annual Meeting materials, which include the Proxy Statement accompanying this Notice of Annual Meeting, in lieu of mailing printed copies. On or about April 23, 2026, we expect to mail to our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our Proxy Statement, our Annual Report on Form 10-K for the fiscal year ended 2026 ("2026 Annual Report"), and form of proxy.

Voting

You may vote your shares at the Annual Meeting by following the instructions on the Notice of Internet Availability of Proxy Materials. You may vote on the Internet, by telephone or by completing and returning a proxy card to us in the envelope provided. Further information about how to register for and attend the virtual Annual Meeting, vote your shares online during the meeting and submit questions online during the meeting is included in the accompanying Proxy Statement. Even if you have voted by proxy, you may still vote if you attend the virtual Annual Meeting. If your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder. You can revoke a proxy at any time prior to its exercise at the Annual Meeting by following the instructions in the Proxy Statement. Please read the entire Proxy Statement before casting your vote.

Important notice regarding internet availability of proxy materials for the annual meeting: Our 2026 Annual Report, this Notice of Annual Meeting, the Proxy Statement and the proxy card are available electronically at https://www.astproxyportal.com/ast/22259.

By Order of the Board of Directors

Megan C. Preneta

Megan C. Preneta
Senior Vice President, General Counsel and Secretary
April 23, 2026

Review the proxy statement and vote in one of three ways:

Refer to the enclosed proxy materials or information provided by your broker or other holder of record to see which voting methods are available to you.

 **INTERNET**
Visit the website on your proxy card

 **BY TELEPHONE**
Call the number on your proxy card

 **BY MAIL**
Sign, date and return your proxy card in the enclosed envelope

TABLE OF CONTENTS

For information on our outreach efforts and changes made to our executive compensation program following the 2025 Say on Pay vote, see 29

TRADEMARKS

The Lovesac Company owns or has rights to use multiple trademarks that it uses in conjunction with the operation of its business. The trademarks of The Lovesac Company, which are registered in U.S. Patent and Trademark Office, are the registered word trademarks of LOVESAC, DESIGNED FOR LIFE FURNITURE CO., DESIGNED FOR LIFE, DFL, DON'T JUST HEAR IT, FEEL IT, ALWAYS FITS, FOREVER NEW, ANYTABLE, TOTAL COMFORT, THE WORLD'S MOST ADAPTABLE COUCH, SACTIONALS, LOVESOFT, SIDE, STEALTHTECH, SACTIONALS POWER HUB, THE WORLD'S MOST COMFORTABLE SEAT, THE WORLD'S MOST VERSATILE TABLE, SACS, SAC, SUPERSAC, MOVIESAC, CITYSAC, GAMERSAC, SQUATTOMAN, DURAFOAM, FOOTSAC, PILLOWSAC, ROOM FOR TWO, REWRITING THE RULES OF COMFORT, and various registered design trademarks and registered trade dress. Solely for convenience, the Company only uses the ™ or ® symbols the first time any trademark or trade name is mentioned. Such references are not intended to indicate in any way that the Company will not assert, to the fullest extent permitted under applicable law, its rights to its trademarks and trade names. Each trademark or trade name of any other company appearing in this Proxy Statement is, to the Company's knowledge, owned by such other company.

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GENERAL INFORMATION

Why am I receiving these materials?

The Board of Directors of The Lovesac Company (which we refer to in this Proxy Statement as "we", "our", "us" or "Lovesac") is providing you these proxy materials in connection with the Board's solicitation of proxies from our stockholders for our 2026 Annual Meeting of Stockholders (which we refer to as the "Annual Meeting") and any adjournments and postponements of the Annual Meeting. The Annual Meeting will be held virtually at https://web.viewproxy.com/LovesacCompany/2026 on Tuesday, June 9, 2026, commencing at 10:00 a.m. Eastern Time.

We have mailed the Notice of Internet Availability of Proxy Materials to all stockholders and beneficial owners of record as of April 16, 2026, the record date for the Annual Meeting (the "Record Date"). All stockholders will have the ability to access the proxy materials via the Internet, including this Proxy Statement, as filed with the U.S. Securities and Exchange Commission, (the "SEC"), and our 2026 Annual Report on or about April 23, 2026 at https://www.astproxyportal.com/ast/22259. The Notice of Internet Availability of Proxy Materials includes information on how to access the proxy materials, how to submit your vote on the Internet, by phone, by mail, or how to request a paper copy of the proxy materials.

What is the purpose of the Annual Meeting?

At the Annual Meeting, you and our other stockholders entitled to vote at the Annual Meeting are requested to vote on proposals to (1) elect eight (8) members of our Board of Directors to serve until our 2027 Annual Meeting of Stockholders; (2) provide advisory approval of the Company's fiscal 2026 compensation for its named executive officers; (3) ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2027; and (4) conduct any and all other business that may properly come before the Annual Meeting or any continuation, postponement, or adjournment thereof.

Who is entitled to attend and vote at the Annual Meeting?

Only stockholders of record as of the close of business on the Record Date, or the holders of their valid proxies may attend and shall be entitled to vote at the Annual Meeting and any adjournment or postponement of the Annual Meeting. As of the close of business on the Record Date, 14,779,900 shares of our common stock were outstanding and entitled to vote. Each share of common stock entitles the record holder to one vote on each matter to be voted upon at the Annual Meeting.

What do I need to do to attend the Annual Meeting virtually?

To attend our virtual Annual Meeting live via the Internet, you must register at https://web.viewproxy.com/LovesacCompany/2026 by 11:59 PM Eastern Time on Monday, June 8, 2026, using your Control Number that was included in your proxy card. If you hold your shares beneficially through a bank or broker, you must provide a legal proxy from your bank or broker during registration and you will be assigned a Control Number to vote your shares during the Annual Meeting. If you are unable to obtain a legal proxy to vote your shares, you will still be able to attend the Annual Meeting (but will not be able to vote your shares) so long as you demonstrate proof of stock ownership. Further instructions on how to connect and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at https://web.viewproxy.com/LovesacCompany/2026.

On the day of the Annual Meeting, if you have properly registered, you may enter the Annual Meeting at https://web.viewproxy.com/LovesacCompany/2026 by logging in using the password you received via e-mail in your registration confirmation. You are entitled to attend our Annual Meeting only if you were a stockholder as of the Record Date. A webcast replay of the Annual Meeting will be available at https://web.viewproxy.com/LovesacCompany/2026 until the earlier of June 9, 2027 or the date of the next Annual Meeting of Stockholders to be held in 2027.

Is a list of stockholders available?

A list of our stockholders will be available for review at our executive offices in Stamford, Connecticut, during ordinary business hours for a period of ten days prior to the meeting. Stockholders interested in viewing the list should contact InvestorRelations@lovesac.com or Secretary@lovesac.com at least 48 hours prior to any visit. All visitors are subject to the Company's safety and security protocols.

What constitutes a quorum?

The presence by attendance at the Annual Meeting through the virtual webcast or by proxy duly authorized of the holders of a majority of the outstanding shares of our common stock entitled to vote at the Annual Meeting is required to constitute a quorum for the transaction of business at the Annual Meeting.

Broker non-votes (which are explained under "What are broker non-votes?") and abstentions will be included in determining the presence of a quorum at the Annual Meeting, but broker non-votes and abstentions will not be counted or have an effect on the outcome of any matter, except with respect to the proposal to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2027 which is considered a routine matter for which brokers are permitted to vote your shares held by them in their discretion in the event that they do not receive voting instructions from you.

What are broker non-votes?

Broker non-votes occur when a person holding shares through a bank or broker, meaning that their shares are held in a nominee name or beneficially through such bank or broker, does not provide instructions as to how to vote their shares and the bank or broker is not permitted to exercise voting discretion. Under the listing rules of the Nasdaq Global Market ("Nasdaq"), your bank or broker is only permitted to exercise voting discretion on routine matters. Accordingly, as a routine matter, your bank or broker may vote shares held in beneficial name only with respect to Proposal 3: Ratification of the Appointment of the Independent Registered Public Accounting Firm for the Fiscal Year Ending January 31, 2027 but may not vote on any other matter to be voted at the Annual Meeting. Broker non-votes will have no effect on the vote for Proposal 1: Election of Directors, or Proposal 2: Advisory Approval of the Company's Fiscal 2026 Compensation for its Named Executive Officers as disclosed in this Proxy Statement and no broker non-votes are expected for Proposal 3: Ratification of the Appointment of the Independent Registered Public Accounting Firm for the Fiscal Year Ending January 31, 2027.

What vote is required to approve each item to be voted on at the Annual Meeting?

PROPOSAL 1: Election of Directors — A plurality of the votes cast at the Annual Meeting and entitled to vote on the election of directors is required for the election of directors. This means that the eight (8) director nominees receiving the highest number of affirmative votes of the shares cast at the Annual Meeting and entitled to vote on the election of directors will be elected to our Board. However, as explained below, if a Director receives more votes "withheld" from his or her election than votes "for" his or her election (a "Majority Withheld Vote") in an uncontested election, our Director Resignation Policy requires that director to promptly tender to the Board an offer of his or her resignation. Abstentions, broker non-votes and votes marked "WITHHOLD AUTHORITY FOR ALL NOMINEES" will have no legal effect on the outcome of the election of directors. With respect to votes marked "FOR ALL EXCEPT," votes for director nominees that are withheld will have no legal effect on the outcome of the election of directors, while votes for all other director nominees will count toward a plurality.

PROPOSAL 2: Advisory Approval of the Company's Fiscal 2026 Compensation for its Named Executive Officers as Disclosed in this Proxy Statement — The approval, on an advisory basis, of the Company's fiscal 2026 compensation for its named executive officers as disclosed in this Proxy Statement requires the "FOR" vote of a majority of the votes cast at the Annual Meeting and entitled to vote at the meeting. You may vote "FOR," "AGAINST," or "ABSTAIN" with respect to this proposal. Abstentions and broker non-votes will have no effect on the outcome of this proposal.

PROPOSAL 3: Ratification of the Appointment of the Independent Registered Public Accounting Firm for the Fiscal Year Ending January 31, 2027 — The affirmative vote of the holders of a majority of the votes cast at the Annual Meeting and entitled to vote on this proposal is required to approve this proposal. You may vote "FOR," "AGAINST," or "ABSTAIN" with respect to this proposal. Abstentions will have no effect on the outcome of this proposal. This proposal is considered a routine matter where brokers are permitted to vote your shares held by them in their discretion in the event that they do not receive voting instructions from you.

How does the Board of Directors recommend that I vote?

Our Board of Directors recommends that you vote:

- **PROPOSAL 1: FOR** each of the nominees for director named in this Proxy Statement.
- **PROPOSAL 2: FOR** the approval on an advisory basis of the Company's fiscal 2026 compensation for its named executive officers as disclosed in this Proxy Statement.
- **PROPOSAL 3: FOR** the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2027.

How do I vote my shares?

The answer depends on whether you own your shares of Lovesac common stock as of the Record Date directly (that is, you hold shares in your name as the registered stockholder) or if your shares are held in a brokerage account or by another nominee holder.

- **If you own shares of the Company directly (i.e., you are a "registered stockholder"):** Your proxy is being solicited directly by the Board, and you can vote prior to the Annual Meeting by Internet, by telephone, by mail or you can vote at our virtual Annual Meeting online. You are encouraged to vote prior to the Annual Meeting to ensure that your shares will be represented.

- **If you wish to vote by Internet:** Access www.voteproxy.com and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page. Internet voting will close and no longer be available as of 11:59 p.m. Eastern Time on June 8, 2026.

- **If you wish to vote by telephone:** Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call. Telephone voting will close and no longer be available as of 11:59 p.m. Eastern Time on June 8, 2026.

- **If you wish to vote by mail:** If you request printed copies of the proxy materials by mail, you will receive a proxy card or voting instruction form, and you may vote by proxy by signing, dating and completing the enclosed proxy card and return it by mail in the enclosed postage paid envelope. No postage is necessary if the proxy card is mailed in the United States. If you sign your proxy card but do not indicate how you wish to vote, the proxies will vote your shares in accordance with the recommendations of the Board as described above, and, in their discretion, on any other matter that properly comes before the Annual Meeting. We have not received notice of other matters that may properly be presented at the Annual Meeting. Unsigned proxy cards will not be counted. Your proxy card must be received by 11:59 p.m., Eastern Time, on June 8, 2026 to be counted.

- **If you wish to vote at the Annual Meeting:** You will be able to vote your shares online at the Annual Meeting if you register to attend by Internet and attend the virtual Annual Meeting through the virtual webcast at https://web.viewproxy.com/LovesacCompany/2026.

- **If you hold your shares of the Company through a broker, bank or other nominee:** You are considered to be the beneficial owner of shares held in "street name" and these proxy materials are being made available to you by your broker, bank or nominee. You may not vote directly any shares held in "street name" unless you request and obtain a valid proxy from your broker, bank or nominee; however, as the beneficial owner of the shares, you have the right to direct your broker, bank or nominee on how to vote your shares. A voting instruction card has been provided to you by your broker, bank or other nominee describing how to vote your shares. If you receive a voting instruction card, you can vote by completing and returning the voting instruction card in accordance with the instructions provided. Please be sure to mark your voting choices on your voting instruction card before you return it. You may also be able to vote by telephone, via the Internet, or virtually at the Annual Meeting, depending upon your voting instructions. Please refer to the instructions provided with your voting instruction card and see "What do I need to do to attend the Annual Meeting virtually?" above for information about voting in these ways. See also "How may my brokerage firm or other intermediary vote my shares if I fail to provide timely directions?" below.

Will I have the same participation rights in the virtual Annual Meeting as I would have at an in-person stockholder meeting?

Yes. If you register to attend, and attend, the Annual Meeting pursuant to the instructions above, you will be able to vote online during the Annual Meeting, change a vote you may have submitted previously, or ask questions online that will be reviewed and answered, if appropriate, by the speakers. If you wish to submit a question during the virtual Annual Meeting, you may log into https://web.viewproxy.com/LovesacCompany/2026 and ask a question on the virtual meeting platform. Our virtual meeting will be governed by our Rules of Conduct which will be available on the virtual meeting platform. We have created and implemented the virtual format in order to facilitate stockholder attendance and participation by enabling stockholders to participate fully, and equally, from any location around the world, at no cost. However, you will bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

Both stockholders of record and street name stockholders will be able to attend the Annual Meeting via live audio webcast, submit their questions during the meeting and, after following the instructions provided above, vote their shares electronically at the Annual Meeting.

What if I have technical difficulties during the virtual Annual Meeting?

There will be technicians ready to assist you with any technical difficulties you may have accessing the Annual Meeting live audio webcast. Please be sure to check in by 9:45 a.m. Eastern Time on June 9, 2026, the day of the meeting, so that any technical difficulties may be addressed before the Annual Meeting live audio webcast begins. If you encounter any difficulties accessing the webcast during the check-in or meeting time, please email VirtualMeeting@viewproxy.com or call 866-612-8937.

How may my brokerage firm or other intermediary vote my shares if I fail to provide timely directions?

Brokerage firms and other intermediaries holding shares of our common stock in street name for their customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on our sole "routine" matter: the proposal to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2027. Your broker will not have discretion to vote on any other proposals, which are "non-routine" matters, absent direction from you.

Can I change my vote after I return my proxy card?

Stockholders of record may revoke their proxies and change their vote:

- **Online Prior to the Annual Meeting.** You may change your vote using the Internet voting method described above, in which case only your latest internet proxy submitted by 11:59 p.m. Eastern Time on June 8, 2026 will be counted.
- **By Telephone.** You may change your vote using the telephone voting method described above, in which case only your latest proxy submitted by 11:59 p.m. Eastern Time on June 8, 2026 will be counted.
- **By Mail.** You may revoke your proxy and change your vote by signing and returning a new proxy card or voting instruction form dated as of a later date, in which case only your latest proxy card or voting instruction form received prior to 11:59 p.m. Eastern Time on June 8, 2026 will be counted.
- **Online During the Annual Meeting.** You may change your vote by attending the Annual Meeting if you register to attend by Internet and vote online at the Annual Meeting through the virtual webcast at https://web.viewproxy.com/LovesacCompany/2026.

We recommend that you vote by proxy even if you plan to attend the Annual Meeting online. If you hold your shares through a bank, broker or other nominee, you may revoke any prior voting instructions by contacting the institution that holds your shares.

Written notice of revocation may be sent to The Lovesac Company, 421 Atlantic Street, Suite 201, Stamford, CT 06901, Attention: Secretary.

How will votes be recorded and where can I find the voting results of the Annual Meeting?

We have engaged Equiniti Trust Company, LLC ("Equiniti"), our transfer agent, as our inspector of elections to receive and tabulate votes. Equiniti will separately tabulate "FOR" and "AGAINST" votes, abstentions and broker non-votes. Equiniti will also certify the results and determine the existence of a quorum and the validity of proxies and ballots. We plan to announce preliminary voting results at the Annual Meeting and to publish the final results in a Current Report on Form 8-K following the Annual Meeting.

Who conducts the proxy solicitation and how much will it cost?

The Company is requesting your proxy for the Annual Meeting and will pay the costs of requesting stockholder proxies. Proxies may be solicited by directors, officers and other associates of the Company, personally or by telephone, Internet or mail, none of whom will receive compensation for their solicitation efforts. We may also reimburse brokerage firms, dealers, banks, voting trustees or other record holders for their reasonable expenses for forwarding proxy materials to the beneficial owners of our common stock.

Questions and Additional Copies

If you have any additional questions with respect to the Company or the matters described herein, or questions about how to submit your proxy, or if you need additional copies of this Proxy Statement, our Annual Report or proxy card free of charge, you should contact our Secretary at The Lovesac Company, 421 Atlantic Street, Suite 201, Stamford, CT 06901, by telephone at (888) 636-1223, or by email at InvestorRelations@lovesac.com or Secretary@lovesac.com.

ELECTION OF DIRECTORS

Lovesac's business and affairs are managed under the direction of our Board of Directors. The number of directors is determined by our Board, subject to the terms of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws (the "Bylaws"). Our Board currently consists of eight members and is authorized to have no less than five members nor more than nine members. Each of our directors serves until the next annual meeting of stockholders and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation or removal.

VOTE REQUIREMENT

The affirmative vote of a plurality of the votes cast at the Annual Meeting and entitled to vote on the matter is required for the election of directors.

 The board of directors recommends that stockholders vote **"FOR"** each of the nominees for director in this proxy statement.

BOARD COMPOSITION

The Nominating and Governance Committee (the "Nominating Committee") works with the Board to determine the appropriate skills and qualifications necessary for Board membership, taking into consideration the Board's needs at the time. In seeking qualified candidates for Board membership, the Board will consider a variety of factors including professional experience and other individual qualities and characteristics that contribute to a diverse mix of viewpoints, qualifications and experience represented on the Board.

REQUIRED QUALIFICATIONS FOR BOARD MEMBERSHIP

The Board and Nominating Committee require all directors and director candidates to be of high character and integrity and have the ability to guide our Company based on experience gained in positions as leaders with a high degree of responsibility in the companies with which they are or were affiliated. Each director and director candidate must also ensure that other existing and anticipated future commitments do not interfere with his or her service as a director. In determining whether to recommend a director for re-election, the Nominating Committee also considers the director's past attendance at meetings, participation in and contributions to the activities of the Board and the Company, tenure and other qualifications set forth in the Corporate Governance Guidelines or developed and approved by the Nominating Committee.

KEY QUALIFICATIONS AND EXPERIENCE FOR BOARD MEMBERSHIP

The Board has identified key qualifications and experience that are important to be represented on the Board based on the Company's current business strategy and future business goals. These qualifications are evaluated regularly and updated to adapt to the evolving needs of the Board and the Company. This list is not exhaustive but rather represents a summary of the key criteria considered by the Board during the nomination and appointment process.



EXECUTIVE LEADERSHIP

Experience serving in a senior executive role such as a CEO, CFO, division or functional president, or other comparable leadership position with responsibility for setting strategy, managing operations, developing policy, overseeing financial performance, and leading large teams in a public or private company.



BUSINESS OPERATIONS

Experience with day-to-day operational execution of long-range plans and targets, leading sourcing, distribution and transportation strategy, and developing real estate strategy and assessing and negotiating real estate leases.



MARKETING AND BRAND BUILDING

Experience developing and executing digital marketing strategies, managing the customer experience, brand management, developing sales plans and promotions to meet financial targets, and ecommerce.



ENVIRONMENTAL, SOCIAL AND GOVERNANCE

Experience in environmental and sustainability practices, fostering our unique culture and talent programs, and providing accountability and transparency and protecting stockholder interests.



TECHNOLOGY AND SECURITY

Experience in safeguarding the generation, transmission and distribution of digital assets, the strategic use and governance of information management and technology, data analytics, AI, and cloud engineered systems.



ACCOUNTING AND FINANCE

Experience evaluating financial statements and capital structure, overseeing financial reporting, fundraising across debt/equity markets, investor relations, assessing internal controls and regulatory compliance, and risk valuation and risk management oversight.



CONSUMER PRODUCTS

Experience in the consumer products industry and developing tools and strategies to optimize the customer journey, build brand loyalty, deliver desired outcomes and drive conversion.



STRATEGY AND GROWTH

Demonstrated leadership setting long-term company vision, leading growth and performance improvement initiatives, assessing competitive landscapes and macroeconomic factors to inform strategic decision making, and driving sustainable value creation.

■ DIRECTOR SKILLS AND EXPERIENCE MATRIX

Key Nomination Criteria	Boehme	Heyer	Leite	Martello	McLallen	Mehra	Nelson	Romig
Executive Leadership	■	■	■	■	■	■	■	■
Business Operations		■	■	■		■	■	■
Marketing and Brand Building			■	■	■	■	■	■
Environmental, Social and Governance				■			■	■
Technology and Security	■				■	■		■
Accounting and Finance		■	■	■	■			
Consumer Products	■	■	■	■	■	■	■	■
Strategy and Growth	■	■	■	■	■	■	■	■

DIRECTOR NOMINEES

Shawn D. Nelson, Andrew R. Heyer, Alan Boehme, Sharon M. Leite, Wan Ling Martello, Walter F. McLallen, Vineet Mehra and Shirley Romig have been nominated for election as directors to serve until the 2027 Annual Meeting of Stockholders and until their successors are elected and have qualified. All our nominees are current directors. Each nominee has consented to being named in the Proxy Statement and has agreed to serve as a member of the Board, if elected. If any of the nominees are unable to serve as a director, it is intended that the proxy will be voted for the election of such substitute nominee, if any, as shall be designated by the Board. The Board has no reason to believe that any of the nominees named below will be unable to serve if elected. The Board believes that each nominee has valuable skills and experiences that provide us with the knowledge, judgment and strategic vision necessary to provide effective oversight.

Director nominees are identified and recommended by the Board of Directors, the Nominating and Governance Committee, members of management, and, from time to time, independent third-party search firms. Mr. Boehme and Ms. Martello were each recommended as nominees by members of the Board. The Nominating and Governance Committee may also consider candidates recommended by stockholders and evaluates potential nominees based on qualifications, experience, independence, and the needs of the Board.

The biographies below reflect the particular experience, qualifications and skills that led the Board to conclude that each director nominee should serve on the Board. There are no family relationships between and among any of our executive officers or directors. There are no arrangements or understandings between any of our executive officers or directors and any other person pursuant to which any of them are elected as an officer or director.



Shawn D. Nelson

DIRECTOR

Age: 49
Director since: 2017
Committees: None

Other Public Company Directorships:
Current: None
Previous (During Past 5 Years): None

Shawn D. Nelson is the Founder of The Lovesac Company and currently serves as Chief Executive Officer. Mr. Nelson founded the Company while attending college and has led its growth from a single retail location into a publicly traded, technology-driven furniture brand known for its innovation and Designed for Life product philosophy. As CEO, Mr. Nelson oversees the Company's long-term strategy, brand development, product innovation, and culture. Under his leadership, the Company has pioneered modular, adaptable furniture solutions and an omni-channel retail model that integrates e-commerce, showrooms, and partnerships with leading lifestyle brands and companies. Mr. Nelson is an entrepreneur with more than 25 years of experience in brand building, retail operations, merchandising, marketing, and product development. He has been recognized for his leadership and innovation, including national media appearances highlighting the Company's unique business model and growth strategy. In 2005, Mr. Nelson won Richard

Branson's "The Rebel Billionaire" on Fox and continues to promote the brand in national media appearances, and through his book and podcast entitled "Let Me Save You 25 Years". Mr. Nelson has a master's degree in Strategic Design and Management and is a former graduate-level instructor at Parsons, The New School for Design in New York City. Mr. Nelson is also fluent in Chinese with a B.A. in Mandarin from the University of Utah.

SKILLS AND QUALIFICATIONS:

As Founder and CEO, Mr. Nelson brings to the board deep institutional knowledge, entrepreneurial vision, and critical insight into the Company's strategy. With extensive experience in brand building, product design and innovation, omni-channel retail, merchandising, marketing, and long-term growth planning, he guides the Company's ongoing evolution and transformation.



Andrew R. Heyer

INDEPENDENT DIRECTOR
Chairman of the Board

Age: 68
Director since: 2017
Committees:
• Nominating and Governance Committee

Other Public Company Directorships:
Current:
• OneSpaWorld Holdings Limited (since 2019)
• Arko Corp. (since 2020); Biote Inc. (since 2022)
• Suncrete, Inc. (since 2026)
Previous (During Past 5 Years):
• Haymaker Acquisition Corp. III (2019 – 2022)
• AF Acquisition Corp. (2021 – 2023)
• Tastemaker Acquisition Corp. (2021 – 2023)
• Haymaker Acquisition Corp. 4 (2023 – 2024)

Andrew R. Heyer is our Chairman of our Board. Mr. Heyer is a finance professional with over 35 years of experience investing in the consumer and consumer-related products and services industries. He has deployed in excess of $1 billion of capital over that time frame and has guided several public and 13 private companies as a member of their boards of directors. Mr. Heyer is the Chief Executive Officer and Founder of Mistral Equity Partners, a private equity fund manager founded in 2007 that invests in the consumer industry. Prior to founding Mistral, Mr. Heyer served as a Founding Managing Partner of Trimaran Capital Partners. Until 1995, Mr. Heyer was a vice chairman of CIBC World Markets Corp. and a co-head of the CIBC Argosy Merchant Banking Funds. Prior to joining CIBC World Markets Corp., Mr. Heyer was a Founder and Managing Director of The Argosy Group L.P. Prior to joining Argosy, Mr. Heyer was a Managing Director at Drexel Burnham Lambert Incorporated and, prior to that, he worked at

Shearson/American Express. Mr. Heyer received his B.Sc. and M.B.A. from the Wharton School of the University of Pennsylvania, graduating magna cum laude. Mr. Heyer currently serves as a member of the Executive Committee and Board of Trustees of the University of Pennsylvania and the University of Pennsylvania Health System.

SKILLS AND QUALIFICATIONS:

Mr. Heyer brings to the Board deep consumer-sector investment and capital allocation experience, informed by his roles at leading investment banking, private equity and financial services firms. He provides the Board with significant expertise in strategic planning, financing transactions, operational insights, and long-term value creation within consumer-related businesses, as well as seasoned board leadership and governance experience in his role as Chairman and on other public company boards.



Alan Boehme

INDEPENDENT DIRECTOR

Age: 66
Director since: 2025
Committees:
• Audit Committee

Other Public Company Directorships:

Current: None
Previous (During Past 5 Years): None

Alan Boehme has served as a director of the Company since August 2025. Mr. Boehme is a seasoned global technology and business leader with more than three decades of experience driving digital transformation, operational excellence, and technology-enabled growth in consumer goods, retail, and manufacturing industries. He has held senior technology leadership roles, including Chief Technology Officer (CTO) at H&M Group (2020-2023), SVP, Global IT Services and CTO at Procter & Gamble (2017 – 2020), and SVP, Global CTO and Innovation Officer at The Coca-Cola Company (2011-2017), where he led large-scale technology transformations, delivered significant cost efficiencies, and advanced consumer engagement through innovative digital solutions.

Mr. Boehme is the Founder and President of Technology Transformation Group Inc. (since 2023), where he advises public and private companies, private equity firms, and

high-growth startups on enterprise technology strategy, operational effectiveness, and innovation commercialization. He also serves as a founding board member of the Cloud Security Alliance and as a strategic advisor to multiple high-profile technology companies, bringing deep expertise in artificial intelligence, cybersecurity, retail technology, and digital commerce to his board service.

SKILLS AND QUALIFICATIONS:

Mr. Boehme brings to the Board extensive leadership experience in global technology and digital transformation from roles at large consumer products companies. His expertise in artificial intelligence, cybersecurity, cloud infrastructure, retail technology, and digital commerce—combined with his experience overseeing complex global IT environments—provides the Board with valuable insight into technology-enabled growth, operational resilience, data governance, and long-term digital strategy.



Sharon M. Leite

INDEPENDENT DIRECTOR

Age: 63
Director since: 2021
Committees:
• Compensation Committee, Chair
• Audit Committee

Other Public Company Directorships:

Current: None
Previous (During Past 5 Years):
• Tandy Leather Factory, Inc. (2017 – 2022)

Sharon M. Leite is a member of our Board. She has served as the Chief Executive Officer of The Vitamin Shoppe and a member of its Board of Directors since May 2025, returning to the role she once held from August 2018 until January 2023 following the company's acquisition by private equity firms. Ms. Leite is an experienced operational leader with over 25 years of executive experience driving customer experience, digital innovation and strategic growth in leading companies across the retail and consumer sectors. Previously, Ms. Leite served as Executive Advisor to Omni Retail Enterprises, and as the Chief Executive Officer and a member of the board of directors of Ideal Image from January through October 2023. She also served as President, North America, for Godiva Chocolatier from October 2017 until August 2018. Prior to joining Godiva, from February 2016 until May 2017, Ms. Leite was the President of Sally Beauty — North America (NYSE: SBH), an international specialty retailer and distributor of professional beauty products, with over 3,000 stores. Prior to joining Sally Beauty, from August 2007 until January 2016,

Ms. Leite was the Executive Vice President of Sales, Customer Experience and Real Estate at Pier 1 Imports (NYSE: PIR). In addition, Ms. Leite has held various executive leadership roles at Bath and Body Works (L Brands) as well as various sales and operations positions with other prominent retailers including Gap Inc. and The Walt Disney Company. She serves on the board of the Neeley School of Business at Texas Christian University. Ms. Leite attended Loyola University, Kent State University and Delgado College and has an M.B.A. from The Jack Welch Management Institute.

SKILLS AND QUALIFICATIONS:

Ms. Leite brings to the Board extensive chief executive and senior operating leadership experience across the retail and consumer sectors providing deep expertise in multi-unit operations, customer experience, digital and omnichannel transformation, real estate strategy, and brand-driven growth, as well as firsthand experience leading businesses through complex strategic transitions.



Wan Ling Martello

INDEPENDENT DIRECTOR

Age: 67
Director since: 2025
Committees:
• Nominating and Governance Committee

Other Public Company Directorships:

Current:
• Alibaba Group (since 2015)
Previous (During Past 5 Years):
• Uber Technologies, Inc. (2017 – 2025)

Wan Ling Martello has served as a director of the Company since November 2025. She is a Founding Partner of BayPine, a Boston-based private equity firm, a role she has held since February 2020. Ms. Martello brings extensive global executive and financial leadership experience across consumer products, retail, and e-commerce businesses. From 2011 to 2018, Ms. Martello held senior leadership positions at Nestlé, including Executive Vice President and Global Chief Financial Officer, and later Chief Executive Officer of the Asia, Oceania and Sub-Saharan Africa region. Prior to joining Nestlé, she was a senior executive at Walmart from 2005 to 2011, where her roles included Executive Vice President and Chief Operating Officer for Global eCommerce and Senior Vice President, Chief Financial Officer and Strategy for Walmart International. Earlier in her career, Ms. Martello held management positions with NCH Marketing Services, Borden Foods Corporation and Kraft Inc. Ms. Martello currently serves on the board of directors of Alibaba Group. She holds a Bachelor of Science in Business Administration and Accountancy from the University of the Philippines and a Master of Business Administration from the University of Minnesota.

SKILLS AND QUALIFICATIONS:

Wan Ling Martello brings extensive global executive leadership, financial oversight, and operational experience across complex, multinational consumer and retail organizations. Her deep financial expertise, background in consumer-facing businesses, digital commerce, and large-scale operations strengthens the Board's oversight of strategy, risk management, financial performance, and long-term value creation.



Walter F. McLallen

INDEPENDENT DIRECTOR

Age: 60
Director since: 2019
Committees:
• Audit Committee, Chair
• Compensation Committee
• Nominating and Governance Committee

Other Public Company Directorships:

Current:
• OneSpaWorld Holdings Limited (since 2017)
• Korea Zinc Company, Ltd. - KSE (since 2026)
Previous (During Past 5 Years):
• Haymaker Acquisition Corp. 4 (2023-2026)

Walter F. McLallen is a member of our Board. Mr. McLallen is a finance professional with over 35 years of leveraged finance, private equity and operations experience. Mr. McLallen has been the Managing Member of Meritage Farms LLC (dba Meritage Capital Advisors), an advisory boutique firm focused on debt and private equity transaction origination, structuring and consulting, since 2004. Mr. McLallen has extensive board and organizational experience and has served on numerous corporate and non-profit boards and committees, with a significant historical focus on consumer products-related companies. He also served on the boards of several consumer-focused private companies, including Timeless Wine Company, the producer of consumer luxury wine brands; adMarketplace, a search engine advertiser; and Frontier Dermatology Partners, a dermatology practice management company. Mr. McLallen is the Founder and Co-Chairman of Tomahawk Strategic Solutions, a law enforcement and corporate training and risk management company. From 2006 to 2015, he was Vice Chairman of Remington Outdoor Company, an outdoor consumer platform he co-founded with a major investment firm. Mr. McLallen was formerly with CIBC World Markets from 1995 to 2004, during which time he was a Managing Director, head of Debt Capital Markets and head of High Yield Distribution. Mr. McLallen started his career in the Mergers & Acquisitions Department of Drexel Burnham Lambert and was a founding member of The Argosy Group L.P. Mr. McLallen received a B.A. with a double major in Economics and Finance from the University of Illinois at Urbana-Champaign.

SKILLS AND QUALIFICATIONS:

Mr. McLallen bring to our Board deep financial and capital markets expertise, private equity and transactional experience, consumer industry knowledge, and public company board governance experience. His financial acumen and strategic perspective support effective oversight of the Company's capital structure, audit program, growth initiatives, and risk profile.



Vineet Mehra

INDEPENDENT DIRECTOR

Age: 47
Director since: 2022
Committees:
• Audit Committee
• Compensation Committee

Other Public Company Directorships:

Current: None
Previous (During Past 5 Years): AdTheorent (2021–2024)

Vineet Mehra is a member of our Board. Since June 2022, he has served as the Chief Growth Officer for Chime, where he oversees all marketing initiatives across the company. Prior to Chime, Mr. Mehra was the Chief Growth and Customer Experience Officer of Good Eggs, from March 2021 to May 2022. From February 2019 to February 2021, he was the Global Chief Customer and Marketing Officer for Walgreens Boots Alliance (WBA) where he was responsible for laying out the vision and strategic direction for all of WBA's marketing activities across their full portfolio of Retail and Consumer Brands. From January 2017 to December 2019, he was the Global Chief Marketing and Revenue Officer for Ancestry.com. Prior to Ancestry, Mr. Mehra held key leadership positions at Johnson & Johnson from 2013 to 2017 including Global President - Baby Care where he led their flagship portfolio of brands, and Global President - Marketing Services, where he held responsibility for their Global Media budget and Global Consumer Insights & Analytics. Mr. Mehra was named by Forbes as one of the world's Top 50 CMOs, recognized by AdWeek as one of the Top 20 Tech-Driven CMOs, honored with the Top 40 under 40 award by Ad Age, Chair of the Jury for the Global Media Awards, and an Invited Speaker at Cannes Lions Festival of Creativity. Mr. Mehra serves on the board of MMA Global, a marketing trade association, and served as Chairman of the Board of Effie Worldwide, a non-profit organization investing in the global marketing industry. His views and opinions have been quoted in major publications such as the Harvard Business Review, WSJ, Business Insider, Forbes and Ad Age.

SKILLS AND QUALIFICATIONS:

Mr. Mehra brings to the Board extensive expertise in global brand building, customer acquisition, data-driven marketing, and revenue growth strategy, informed by senior leadership roles at Chime, Walgreens Boots Alliance, Ancestry.com, and Johnson & Johnson, as well as deep experience leveraging consumer insights, digital media, and analytics to drive scalable growth across complex global organizations.



Shirley Romig

INDEPENDENT DIRECTOR

Age: 48
Director since: 2019
Committees:
• Nominating and Governance Committee, Chair
• Compensation Committee

Other Public Company Directorships:

Current: Mama's Creations, Inc. (since 2023)
Previous (During Past 5 Years): None

Shirley Romig is a member of our Board. Since June 2023, Ms. Romig has served as Chief Operating Officer of Techstars, LLC, a global venture capital investment firm and leading pre-seed investor. Ms. Romig has two decades of experience in operationalizing growth strategies and leading transformational initiatives in complex consumer-oriented and technology organizations. Prior to TechStars, Ms. Romig was the Co-Founder and CEO of Mixo Group, a digital creator platform for the $1.7 trillion food market, from February 2022 to December 2022. Prior to that, Ms. Romig was a Vice President with Lyft, leading Global Operations, East and Canada from July 2019 to February 2022. From April 2017 to April 2019, Ms. Romig led six lines of businesses at Equinox Fitness Clubs as Group Vice President. From 2016 to 2017, Ms. Romig was the Head of Retail Strategy for SapientRazorfish, a global digital agency. From 2013 to 2015, Ms. Romig was the Senior Vice President of Corporate Strategy with HBC responsible for implementation of growth initiatives across Saks Fifth Avenue, Saks OFF 5th, Lord & Taylor and Hudson's Bay in Canada. Ms. Romig also served as a Vice President for Saks Incorporated where she led the company's omnichannel transformation work and launched Saksoff5th.com as well as numerous growth initiatives for Saks.com from 2009 to 2013. Earlier in her career, Ms. Romig worked in equity research and digital and strategy consulting. Ms. Romig holds an M.B.A. from the Darden School of Business and a Bachelor of Science from the McIntire School of Commerce, both at the University of Virginia.

SKILLS AND QUALIFICATIONS:

Ms. Romig brings to the Board deep expertise in growth strategy, digital transformation, and operational execution across consumer and technology-driven businesses, informed by her leadership roles at Techstars, LLC, Lyft, Hudson's Bay Company, and Saks Incorporated, as well as her experience founding and scaling a digital marketplace platform, providing the Board with valuable perspective on innovation, omnichannel strategy, and operational scaling.

CORPORATE GOVERNANCE

Our Board of Directors has adopted Corporate Governance Guidelines that serve as a framework within which the Board can perform its duties and foster effective governance of the Company.

Governance Highlights	
Board Independence	**Stockholder Rights**
☑ 7 out of 8 of our directors and 100% of Audit, Compensation, and Nominating Committees are independent	☑ We annually seek stockholder ratification of our independent registered public accountants
☑ There are no related party transactions with our directors and officers	☑ Stockholders have the same voting rights — one vote per share
☑ Independent Board members meet regularly in Executive Session without management present	☑ We do not maintain a stockholder rights plan or "poison pill"
☑ A separate Chair of the Board leads board activities allowing our CEO to focus on our business	☑ Our Board is not classified, and all of our directors are elected annually by our stockholders
Policies and Procedures	**Engagement and Refreshment**
☑ We have robust stock ownership guidelines for our directors and NEOs to further align their interests with the interests of our stockholders	☑ Our average Board tenure is 5.8 years, and our average Board age is 55 with 4 of our 8 directors below age 60
☑ We have a Director Resignation Policy requiring the resignation of any director who receives less than majority support, subject to Board acceptance	☑ Director compensation is reviewed annually by our Compensation and Nominating Committees to ensure competitiveness relative to our peers
☑ Our Board and management are subject to a global Code of Business Conduct and Ethics	☑ Our Board and each committee conduct an annual self-evaluation of performance
☑ Our Insider Trading Policy restricts hedging and pledging of stock, and permits stock trading only during quarterly windows subject to mandatory preclearance for directors and NEOs	☑ In fiscal 2026, all directors attended our Annual Stockholder Meeting and greater than 75% of meetings of our Board and of the committees on which they served

DIRECTOR INDEPENDENCE

Our Board has reviewed and evaluated the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our Board has determined that Mr. Heyer, Mr. Boehme, Ms. Leite, Ms. Martello, Mr. McLallen, Mr. Mehra and Ms. Romig do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of our director nominees (other than Mr. Nelson) is "independent" as that term is defined under the applicable rules and regulations of the SEC and the listing standards of Nasdaq. In making these determinations, our Board considered the current and prior relationships that each non-employee director has with our Company, the beneficial ownership of our common stock by each such non-employee director and nominee, affiliated entities of each director and nominee, and their involvement in any transactions described under "Certain Relationships and Related Party Transactions" on page 61, and all other facts and circumstances our Board deemed relevant in determining their independence and eligibility to serve on the Board.

STOCKHOLDER ENGAGEMENT

The Company actively engages with its stockholders throughout the year to share its viewpoints and obtain valuable insight and feedback on matters of mutual interest.



Who We Engaged



Who Participated



How We Engaged

In fiscal 2026, we met with **70** current and potential stockholders, including approximately **80%** of our outstanding shares based on ownership levels during the period	Engagement activities typically involve our: • CEO • President • CFO • Board members • Members of senior management relevant to the discussion topics	• Four non-deal roadshows hosted by different analysts • Multi-day investor conference where management participated in a fireside chat, breakout sessions and dozens of smaller meetings • Virtual investor conferences • Other group and one-on-one meetings and virtual calls hosted throughout the year

What We Discussed

At these meetings, we discussed various key topics such as how the Company was delivering market share gains amidst the current industry backdrop and macroeconomic landscape, the acceleration of product innovation and digital transformation including omni-channel enhancements and showroom expansion, strategic and operational adjustments relating to the evolving tariff policies, operational plans around promotional activity, customer engagement strategies, as well as inventory, supply chain, and expense management. Stockholders inquired about these and other topics including global macro-economic conditions, the home furnishing category and competitive landscape, corporate governance matters, and outlook.

The Company and members of our Compensation Committee also engaged in several discussions with stockholders in advance of our 2025 Annual Meeting, throughout the months that followed, and in advance of our 2026 Annual Meeting to discuss their concerns relative to our executive compensation program. See the discussion on page 29 for more information on our targeted outreach efforts related to our executive compensation program and the enhancements made by our Compensation Committee in response.

BOARD MEETINGS

During fiscal 2026, the Board held eight meetings and no director attended fewer than 75% of the total number of meetings of the Board of Directors held during the period such director served and the total number of meetings held by any of the committees of the Board on which such director served. We encourage each member of the Board to attend our annual meetings of stockholders. All then-current members of our Board attended the 2025 Annual Meeting of Stockholders.

SELF-EVALUATION PROCESS

The Nominating Committee oversees the development and conduct of an annual process for evaluating Board and committee performance. In fiscal 2026, the Board conducted self-evaluations by having each director complete, on an anonymous basis, detailed questionnaires designed to elicit candid feedback on a variety of topics including Board composition and qualifications, corporate governance practices, compensation, roles and responsibilities, Board and committee effectiveness and communications, relationship with management, and areas for possible improvement. The responses were reviewed, compiled and discussed by the directors and areas of opportunities were discussed.

BOARD LEADERSHIP STRUCTURE

Our Board selects the Chair of the Board based upon factors it deems best for the Company at the time of selection. The Board does not have a prescribed policy on whether the roles of Chair and Chief Executive Officer should be separate or combined. Currently, our Board believes that our Company is best served by having a separate Chair of the Board (Mr. Heyer) and Chief Executive Officer (Mr. Nelson) to appropriately balance the powers of the Chief Executive Officer and the independent directors. This leadership structure enables Mr. Nelson to focus on the growth and development of the business and execution of Company strategy, while Mr. Heyer can oversee the functioning of the Board as a whole and act as a principal liaison between management and the independent directors. As Chair of the Board, Mr. Heyer presides at all meetings of stockholders and the Board, and performs other responsibilities as designated by the Board from time to time. The Board will continue to examine its leadership structure and adopt changes, if needed, to best serve the needs of the Company.

DIRECTOR RESIGNATION POLICY

The entire Board stands for election by the stockholders of the Company each year at the Company's annual meeting. In any election of Company directors in which the number of nominees for election does not exceed the number of directors to be elected (an "uncontested election"), each nominee agrees that if he or she receives more votes "withheld" from his or her election than votes "for" his or her election (a "Majority Withheld Vote"), such director shall promptly tender to the Board an offer of his or her resignation. Any director who offers his or her resignation pursuant to this policy will not participate in any discussions, deliberations or actions by either the Nominating and Governance Committee of the Board or the Board with respect to his or her own resignation offer, but will otherwise continue to serve as a director unless and until such resignation is accepted and effective. The Nominating and Governance Committee will duly consider and, not later than the 60th day immediately following certification of the stockholder's vote, recommend to the Board whether to accept or reject the resignation offer received from each director who received a Majority Withheld Vote. Following the recommendation of the Nominating and Governance Committee, the independent members of the Board will make a determination of the action to take with respect to the offer of resignation, not later than the 90th day immediately succeeding certification of the stockholder's vote. The Nominating and Governance Committee and the Board will evaluate any such tendered offer of resignation, in accordance with their fiduciary duties to, and in furtherance of the best interests of, the Company and its stockholders. The Board may accept or reject the offer of resignation, or it may decide to pursue additional actions, including, without limitation, deferring the acceptance of the resignation or allowing the director to remain on the Board and continue to serve but not be nominated for re-election to the Board at the next election of directors at which such director's directorship is to be elected. The Board's decision will be disclosed in a Form 8-K furnished by the Company to the Securities and Exchange Commission within four business days after the decision. If the Board has decided to reject the tendered resignation, or to pursue any additional action other than accepting the tendered resignation (as described above or otherwise), then the Form 8-K will disclose in all material respects the Board's reasons for doing so.

BOARD COMMITTEES

Our Board has established an Audit Committee, a Compensation Committee, and a Nominating Committee and may establish other committees to facilitate the oversight of our business. Directors are appointed to Committees in which their professional backgrounds and experiences can best support the given Committee's oversight responsibilities as set forth in its charter. The functions of our Board committees are described below. All committees are comprised of only independent directors.

AUDIT COMMITTEE

4 meetings in fiscal 2026

MEMBERS:

Walter F. McLallen,
Chair

Alan Boehme

Sharon M. Leite

Vineet Mehra

KEY OVERSIGHT RESPONSIBILITIES

- Appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
- Overseeing the work of our independent registered public accounting firm and internal auditors, including through the receipt and consideration of reports from such firm;
- Overseeing risks from cybersecurity issues related to information security;
- Reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;
- Pre-approving all audit and permitted non-audit services from the independent registered public accounting firm;
- Monitoring our internal control over financial reporting and disclosure controls and procedures;
- Overseeing our internal accounting function;
- Discussing our risk management policies;
- Meeting independently with our internal accounting staff, independent registered public accounting firm and management;
- Establishing policies regarding hiring associates from our independent registered public accounting firm and procedures for the receipt and retention of accounting-related complaints and concerns;
- Overseeing procedures for anonymous complaints regarding accounting, internal controls or auditing matters;
- Reviewing and approving or ratifying related party transactions; and
- Preparing the Audit Committee Report as required by SEC rules.

The composition of our Audit Committee meets the requirements for independence of Audit Committee members under current Nasdaq listing standards and SEC rules and regulations. Each member of our Audit Committee meets the financial literacy requirements of the current listing standards. In addition, our Board has determined that Mr. McLallen is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act"). Our Audit Committee operates under a written charter that is posted on the Investor Relations section of our website at https://investor.lovesac.com.

COMPENSATION COMMITTEE

7 meetings in fiscal 2026

MEMBERS:

Sharon M. Leite,
Chair

Walter F. McLallen

Vineet Mehra

Shirley Romig

KEY OVERSIGHT RESPONSIBILITIES

- Overseeing our overall compensation philosophy, compensation policies, plans and benefits programs;
- Reviewing and approving for our executive officers their annual base salary, annual incentive awards, equity compensation, severance agreements, employment arrangements, and any other benefits, compensation or similar arrangements
- Reviewing our compensation policies and practices as they relate to risk management practices and risk-taking incentives;
- Overseeing evaluations of our senior executives;
- Overseeing and administering our equity incentive plans, annual bonus programs, and benefit plans;
- Reviewing and assessing the independence of compensation advisors;
- Reviewing and making recommendations to our Board with respect to director compensation;
- Reviewing the results of the non-binding advisory shareholder votes on executive compensation (say on pay) and the frequency of the say on pay votes;
- Reviewing and administering the Company's clawback policy;
- Determining and monitoring compliance with the Company's stock ownership guidelines for executive officers;
- Reviewing and recommending to the Board approval of the Compensation Discussion and Analysis of the Proxy Statement; and
- Reviewing and approving the Compensation Committee Report in our Proxy Statement as required by SEC rules.

Our Compensation Committee received advice from Frederic W. Cook & Co. ("FW Cook"), an independent compensation consulting firm, with respect to executive compensation decisions for fiscal 2026. Working with management, FW Cook provided various data and recommendations throughout the year as further discussed beginning on page 37. The Compensation Committee reviews and approves the compensation for all of our NEOs and the performance of such NEOs with the input of the Chief Executive Officer. Our Chief Executive Officer makes no recommendations regarding, and does not participate in discussions about his own compensation. The Compensation Committee may delegate any or all of its responsibilities to a subcommittee comprised of members of the Committee or the Board, except that it may not delegate its responsibilities for any matters that involve compensation of any officer or any matters where it is intended to be exempt from Section 16(b) under the Exchange Act pursuant to Rule 16b-3.

Our Compensation Committee operates under a written charter that is posted on the Investor Relations section of our website at https://investor.lovesac.com.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal 2026, Ms. Leite, Mr. McLallen, Mr. Mehra, and Ms. Romig served as members of the Compensation Committee. No member of our Compensation Committee has served as an executive officer or associate of Lovesac. None of our executive officers currently serve, or have served during fiscal 2026, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

NOMINATING AND GOVERNANCE COMMITTEE	4 meetings in fiscal 2026

MEMBERS:	KEY OVERSIGHT RESPONSIBILITIES
Shirley Romig, *Chair* **Andrew Heyer** **Wan Ling Martello** **Walter F. McLallen**	• Developing, overseeing and making recommendations to the Board regarding our governance principles and policies; • Developing, recommending to the Board, implementing and monitoring compliance with the Code of Ethics; • Reviewing succession plans relating to positions held by executive officers; • Reviewing and advising the Board on composition and establishing minimum director qualifications and criteria for members of the Board and each Board committee; • Identifying and evaluating nominees for election to the Board, consistent with the qualifications and criteria approved by the Board and recommending to the Board the director nominees for the next annual meeting of stockholders and to fill any vacancies; • Reviewing and evaluating, at least annually, the Nominating Committee's charter; and • Developing a self-evaluation process of the Board's effectiveness and overseeing the evaluation of the Board and its committees.

Our Nominating Committee operates under a written charter that is posted on the Investor Relations section of our website at https://investor.lovesac.com.

COMPENSATION RISK ASSESSMENT

The Compensation Committee regularly examines the design and features of the Company's executive compensation program from a risk perspective to ensure that it achieves the intended objectives without encouraging excessive or unintended risk-taking. In fiscal 2026, the Compensation Committee reviewed and considered the results of a compensation risk analysis conducted by FW Cook, together with the risk mitigating features of the Company's compensation policies and practices including the following:

• The Company's pay philosophy provides an effective balance in cash and equity award mix, short- and long-term performance periods, and formulas and discretion.

• The Compensation Committee has discretion to make positive and negative adjustments to payouts under the Company's compensation plans.

• Policies are in place to manage or mitigate risk, such as vesting periods on equity awards, stock ownership guidelines, insider trading prohibitions that also restrict hedging and pledging without Board approval, a clawback policy, and independent Compensation Committee oversight.

• Our design and oversight principles also apply to our broad-based associate compensation plans.

Based on this review, the Compensation Committee concluded that the risks arising from the Company's compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

BOARD'S ROLE IN RISK OVERSIGHT

The Board of Directors oversees management of the Company's risks and each of the Board committees supports the Board is fulfilling this responsibility.

BOARD OF DIRECTORS

The Board of Directors focuses on the most significant risks facing the Company, including but not limited to, those relating to supply chain, competition and cybersecurity recognizing that these risks will change over time depending on various external and internal factors, and oversees the implementation of risk mitigation strategies by management. The Board seeks to ensure that actions taken by the Company involve consideration of all relevant risks and are appropriate for the Company based on its business objectives and strategy. Below are descriptions of risk management activities overseen by our Board committees as referenced in their charters.



AUDIT COMMITTEE

The Audit Committee reviews risks that may arise out of our internal control over financial reporting and disclosure controls and procedures. They review the Company's processes and procedures with respect to risk assessment and risk management. They are also responsible for the oversight of risks from cybersecurity threats, and reporting on such risks to the full Board. In addition, the Audit Committee is responsible for reviewing certain proposed related party transactions.



COMPENSATION COMMITTEE

The Compensation Committee reviews the risks, if any, associated with the Company's compensation programs and practices including whether they encourage excessive risk-taking. They also review the Company's key compensation policies, procedures and disclosures, including the executive compensation disclosure in the proxy statement to ensure it accurately represents the Committee's compensation philosophy.



NOMINATING COMMITTEE

The Nominating Committee, charged with Board and management succession and overall Company governance matters, examines risks in each of these areas. They define and adopt policies and procedures that support strong corporate governance. They also review issues that may impact director independence and examine changes in the regulatory landscape and governance trends and their potential impact on the manner in which the Board and Company operate.

BOARD OVERSIGHT OF CYBERSECURITY MATTERS

Cybersecurity is an important part of our risk management and an area of focus for our Board and management. Our Board is responsible for the oversight of risks from cybersecurity threats. The Board receives updates on a quarterly basis from senior management, including leaders from our Information Technology and Security, Risk Management, Finance, and Legal teams and our Chief Technology and Digital Transformation Officer regarding matters of cybersecurity. This includes existing and new cybersecurity risks, the status on how management is addressing and/or mitigating those risks, cybersecurity and data privacy incidents (if any), and the status on key information security initiatives. The Audit Committee of the Company's Board of Directors oversees, among other things, the adequacy and effectiveness of the Company's internal controls, including internal controls designed to assess, identify, and manage material risks from cybersecurity threats. The Board of Directors, as a whole and at the Audit Committee level, oversees the most significant risks facing the Company and our processes to identify, prioritize, assess, manage and mitigate those risks. The Audit Committee, which is comprised solely of independent directors, has been designated by our Board to oversee cybersecurity risk. The Audit Committee is informed of material risks from cybersecurity threats pursuant to the escalation criteria as set forth in the Company's disclosure controls and procedures.

CEO SUCCESSION PLANNING

Our Nominating Committee is delegated with the responsibility for CEO succession planning. As part of its responsibility, the Nominating Committee ensures that succession planning is an ongoing discussion recognizing that leadership development and assessment are critical to our continued success. As part of that discussion, the Nominating Committee reviews the key attributes that a CEO of the Company would need to possess to maximize his or her success. The Nominating Committee reviews and discusses its succession planning activities and related considerations with the full Board, which then provides valuable input on important succession-related actions and decisions, making the process iterative between the Board and the Nominating Committee and therefore responsive to the Company's needs.

CONSIDERATIONS IN EVALUATING DIRECTOR NOMINEES

IDENTIFYING DIRECTOR NOMINEES

The Nominating Committee identifies qualified candidates through a variety of means, including recommendations from members of the Board, suggestions from our management or third-party search firms. Our Nominating Committee will evaluate candidates that have been recommended or nominated by stockholders in accordance with the requirements set forth in our Bylaws. The criteria the Nominating Committee uses for evaluating a candidate duly recommended or nominated by a stockholder are the same criteria used for evaluating candidates recommended by management or members of our Board. For more information on the procedures to be followed by stockholders who wish to recommend or nominate individuals to serve on our Board, see "Other Matters — Stockholder Proposals for Fiscal 2027 Annual Meeting of Stockholders" on page 65.

DIRECTOR NOMINEE QUALIFICATIONS

In evaluating director candidates, including the members of the Board eligible for re-election, our Nominating Committee will consider the current size and composition of our Board of Directors, the needs of our Board of Directors and its respective committees, and other factors that the Nominating Committee deems appropriate and in our stockholders' best interests. The Nominating Committee requires each nominee to satisfy the following minimum qualifications for a position on the Board:

- The highest level of personal and professional ethics and integrity;
- Proven achievement and competence in the nominee's field and the ability to exercise sound business judgment;
- Skills that are complementary to those of the existing Board;
- The ability to assist and support management and make significant contributions to the Company's success; and
- An understanding of the fiduciary responsibilities that are required of a member of the Board and the commitment of time and energy necessary to diligently carry out those responsibilities.

Director candidates must have sufficient time available in the judgment of our Nominating Committee to perform all Board and applicable committee responsibilities. Members of our Board are expected to prepare for, attend, and participate in all Board and applicable committee meetings. Our Nominating Committee also considers these and other factors as it oversees the annual Board evaluations. After completing its review and evaluation of director candidates, our Nominating Committee recommends to our full Board the director nominees for selection.

BOARD DIVERSITY STATEMENT

The Board adopted a Board Diversity Statement to further advance its commitment to bring different viewpoints to the Company. The Board Diversity Statement underscores the value and contribution that diversity of thought and viewpoint brings in achieving Company objectives and maintaining sound governance practices. In accordance with the Board Diversity Statement, the Board seeks to bring together individuals with different perspectives and ideas, from varying backgrounds and experiences, to create balanced and thoughtful decision-making.

The Board Diversity Statement states that in identifying qualified candidates for nomination to the Board, it seeks high performing and dedicated directors with varied backgrounds and experience able to support the competitive and changing nature of our business and the Company's strategic direction. Diversity refers to a broad array of individual characteristics and perspectives that collectively enable the Board to operate effectively and fulfil its responsibilities. These characteristics include, among others, professional qualifications, business experience, expertise, viewpoints and life experiences.

Our Board is currently comprised of eight directors with varying backgrounds and characteristics which blend to form a well-rounded group of individuals with deep knowledge of our business and industry, and both seasoned and fresh perspectives.

CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted a Code of Business Conduct and Ethics (the "Code of Ethics"), that applies to all directors, officers and associates of our Company. This Code of Ethics covers a wide range of business practices and procedures to promote honest and ethical conduct, full, fair, accurate and timely disclosure in all reports and documents that our Company files with the SEC and publicly, and compliance with all applicable governmental laws, rules and regulations. All associates and directors are required to acknowledge and certify compliance with the Code of Ethics on an annual basis, and the Company routinely offers training on topics discussed in the Code to our associates to reinforce its principles. The full text of our Code of Ethics is posted on the Investor Relations section of our website at https://investor.lovesac.com.

DIRECTOR COMPENSATION

Our non-employee directors are compensated pursuant to the Company's Director Compensation Policy ("DCP") which supports the objective of assembling a high-performing Board that can best guide the Company in achieving its strategic and operational goals and promoting long-term stockholder value. Board compensation is reviewed annually by the Compensation Committee to ensure that it continues to satisfy the Board's overall compensation objectives and philosophy. The Compensation Committee is guided in its review by an independent compensation consultant, FW Cook, which provides compensation benchmarking and consultation services using the same peer group that is used for purposes of benchmarking executive compensation. In fiscal 2026, following a review of FW Cook's director compensation benchmarking study, there were no adjustments made to the director compensation program. Below is a description of the compensation approved by our Board under the DCP.

CASH COMPENSATION

Annual Retainer

Under the DCP each non-employee director receives an annual cash retainer of $75,000 (the "Annual Retainer") for serving on the Board of Directors and our Board Chair receives an additional $50,000 retainer (the "Board Chair Retainer").

The Chairs of the Board's three standing committees are entitled to the following additional cash retainers each year:

Board Committee	Committee Chair Retainer ($)
Audit Committee	15,000
Compensation Committee	10,000
Nominating and Governance Committee	10,000

The cash retainers are paid quarterly in arrears following election to the Board and pro-rated for fractional periods of service. A non-employee director may elect to receive his or her cash retainers in the form of RSUs which vest in full upon the 12-month anniversary of the grant date provided that the non-employee director continues to serve through the applicable vesting date. The number of RSUs is calculated by dividing the value of the director's Annual Retainer, Board Chair Retainer, and Committee Chair Retainer (as applicable) by the average closing price of a share of the Company's common stock for the 30-day trading period prior to the date of grant.

Mr. Nelson does not receive any compensation for his service as a director of the Company. We reimburse our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending Board of Director and committee meetings.

EQUITY COMPENSATION

Upon election to the Board on the date of the Annual Meeting, each director is granted RSUs valued at $125,000 ("Annual Grant"). The Annual Grant vests in full on the one-year anniversary of the date of grant. Directors appointed to the Board after the annual stockholder meeting are entitled to a pro-rata portion of the Annual Grant based on such director's days of service during the 12-month vesting period associated with the most recent Annual Grant. The number of RSUs is calculated by dividing the value of the RSU grant by the average closing price of a share of the Company's common stock for the 30-day trading period prior to the date of grant.

Directors are permitted to defer settlement of their Annual Grant on a tax-deferred basis pursuant to the terms of our Second Amended and Restated 2017 Equity Incentive Plan, as amended (the "2017 Equity Plan"). Directors who elect to defer settlement receive payment of their Annual Grant in whole shares within sixty days of their "separation of service" from the Board for any reason, or upon a "change in control" as those terms are defined in the 2017 Equity Plan.

Governance Features

Stockholder-Approved Award Limit

The 2017 Equity Plan limits the awards that may be granted to any non-employee director during any fiscal year, taken together with any cash compensation paid to such non-employee director for services rendered for such fiscal year, to a maximum of $500,000 in the aggregate. Our current compensation program for non-employee directors is below the limit approved by our stockholders in the 2017 Equity Plan.

Director Stock Ownership Guidelines

Directors are expected to own a meaningful number of shares of stock in the Company to closely align their economic interests with those of other stockholders. Accordingly, the Compensation Committee periodically reviews minimum stock ownership guidelines for non-employee directors. Non-employee directors are required to own shares of the Company's common stock equal to three times the value of their annual cash retainer within five years of joining the Board. The CEO is required to own shares or share equivalents equal to five times his or her annual salary within five years of becoming subject to the ownership requirement. Beginning in fiscal 2027, the CEO's stock ownership guidelines were increased to six times his base salary. All directors are in compliance with the stock ownership guidelines or are on track to achieve compliance within the time period prescribed in the guidelines.

Quarterly Trading Windows

Our directors (including non-employee directors) may only transact in the Company's common stock during approved trading windows after satisfying mandatory pre-clearance requirements under our Insider Trading Policy.

DIRECTOR COMPENSATION TABLE FOR FISCAL 2026

The following table provides information on the compensation paid to persons serving as non-employee directors of our Company for the fiscal year ended February 1, 2026. Mr. Nelson, our CEO received no additional compensation for his service as director. Mr. Nelson's compensation is discussed in the "Compensation Discussion and Analysis" section beginning on page 26, and is reflected in the Summary Compensation Table on page 50.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3]	All Other Compensation ($)	Total ($)
Alan Boehme	21,774	101,100	—	122,874
John Grafer[4]	37,500	—	—	37,500
Andrew R. Heyer	125,000	98,564	—	223,564
Jack Krause[4]	37,500	—	—	37,500
Sharon M. Leite	85,000	98,564	—	183,564
Wan Ling Martello	41,300	68,850	—	110,150
Walter F. McLallen	90,000	98,564	—	188,564
Vineet Mehra	75,000	98,564	—	173,564
Shirley Romig	85,000	98,564	—	183,564

[1] For fiscal 2026, Mr. Heyer and Ms. Martello elected to receive their cash retainers in the form of RSUs as permitted under the DCP. The value of Mr. Boehme's and Ms. Martello's retainers were pro-rated to reflect their appointments to the board in August 2025 and November 2025, respectively.

[2] Reflects the aggregate grant date fair value of RSUs awarded to the director calculated in accordance with FASB ASC Topic 718. The methods and assumptions used in calculating the grant date fair value of RSUs reported in this column are set forth in Note 9 of our audited financial statements included in our 2026 Annual Report. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

[3] Reflects the fair value of each director's Annual Grant awarded on June 10, 2025 which vests in full on the one-year anniversary of the grant date. For Mr. Boehme and Ms. Martello, the fair value of their Annual Award was pro-rated to reflect their appointments to the board in August 2025 and November 2025, respectively.

[4] Mr. Jack Krause and Mr. John Grafer retired from the board at the 2025 Annual Meeting. Amounts shown reflect the value of their cash retainers paid for service through the date of the 2025 Annual Meeting.

The following table lists all outstanding RSUs (including RSUs for which the payout of shares has been deferred by such director) held by our non-employee directors as of February 1, 2026, except as otherwise noted.

Name	Aggregate Number of Unvested Stock Awards
Alan Boehme	5,238
John Grafer[1]	—
Andrew R. Heyer	12,895
Jack Krause[1]	—
Sharon M. Leite	6,308
Wan Ling Martello	8,147
Walter F. McLallen	6,308
Vineet Mehra	6,308
Shirley Romig	6,308

[1] Mr. Jack Krause and Mr. John Grafer retired from the board at the 2025 Annual Meeting.

EXECUTIVE OFFICERS

The table below sets forth the executive officers of the Company as of February 1, 2026 followed by each of their biographies. For purposes of our Compensation Discussion and Analysis discussion that begins on page 26, our named executive officers, or NEOs, consist of our principal executive officer (Mr. Nelson), our President (Ms. Fox), and our principal financial officer (Mr. Siegner).

Name	Age	Position
Shawn Nelson	49	Chief Executive Officer
Mary Fox	53	President
Keith Siegner	51	Executive Vice President, Chief Financial Officer and Treasurer

■ BUSINESS EXPERIENCE



Shawn D. Nelson is the Founder of The Lovesac Company and currently serves as Chief Executive Officer. Mr. Nelson founded the Company while attending college and has led its growth from a single retail location into a publicly traded, technology-driven furniture brand known for its innovation and Designed for Life product philosophy. As CEO, Mr. Nelson oversees the Company's long-term strategy, brand development, product innovation, and culture. Under his leadership, the Company has pioneered modular, adaptable furniture solutions and an omni-channel retail model that integrates e-commerce, showrooms, and partnerships. Mr. Nelson is an entrepreneur with more than 25 years of experience in brand building, retail operations, merchandising, marketing, and product development. He has been recognized for his leadership and innovation, including national media appearances highlighting the Company's unique business model and growth strategy. In 2005, Mr. Nelson won Richard Branson's "The Rebel Billionaire" on Fox and continues to promote the brand in national media appearances, and through his book and podcast entitled "Let Me Save You 25 Years". Mr. Nelson has a master's degree in Strategic Design and Management and is a former graduate-level instructor at Parsons, The New School for Design in New York City. Mr. Nelson is also fluent in Chinese with a B.A. in Mandarin from the University of Utah.



Mary Fox is the President of The Lovesac Company, a position she has held since November 2021. Previously, she served as General Manager for North America Consumer Products at BIC from 2018 to November 2021. Prior to joining BIC, she spent six years at L'Oréal in various roles within Ecommerce, New Business Development, and Business Transformation in the United States. Before L'Oréal, Ms. Fox held several senior leadership positions at Walmart in both the United States and International divisions. During her time as SVP Global Sourcing at Walmart, Ms. Fox co-founded the Sustainable Apparel Coalition (SAC) in 2009 with Patagonia, which is now the leading global apparel, footwear, and textile coalition focused on sustainable production. Ms. Fox also served as a director of AF Acquisition Corp. (Nasdaq: AFAQU), a special purpose acquisition company from 2021 to 2023, and since March 2023 as an Operating Advisor for AF Ventures, a consumer fund for emerging state growth businesses in categories which include food, beverage, health, wellness and beauty. She also served on the Board from February 2020 to November 2021 and sits on the Women in Retail Leadership Advisory Board. Ms. Fox graduated from Coventry University in the United Kingdom and holds a degree in manufacturing engineering and business studies.



Keith Siegner is the Executive Vice President, Chief Financial Officer and Treasurer of The Lovesac Company, a position he has held since June 2023. Previously, he served as Chief Financial Officer of Vindex, LLC, a leading global esports technology and infrastructure company, from April 2021 until it was sold to Savvy Games Group in February 2023. In this role, Keith led global finance operations for Vindex and its subsidiaries, which included Esports Engine, Vindex Intelligence and Belong Gaming Arenas. Prior to joining Vindex he served as the Vice President, Investor Relations, Mergers & Acquisitions, and Treasurer at Yum! Brands (NYSE: YUM) from July 2016 to April 2021, which included leading the capital markets, global cash management, and risk finance teams, as well as several years in corporate strategy. Before YUM, Keith was a senior banking executive in equity research for over 15 years at UBS Securities, where he was Executive Director, and at Credit Suisse before that. He began his career at Arthur Andersen in the International Tax Consulting Division. Keith received Bachelor's and Master's accounting degrees from Wake Forest University, and is a Certified Financial Analyst Charter holder and a Certified Public Accountant (inactive).

ADVISORY APPROVAL OF THE COMPANY'S FISCAL 2026 COMPENSATION FOR ITS NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT

Section 14A of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") requires that we provide our stockholders with the opportunity to vote to approve, on an advisory basis, not less frequently than once every three years, the compensation of our NEOs as disclosed in the "Compensation Discussion and Analysis" section of this Proxy Statement beginning on page 26. Unless the Board modifies its policy on the frequency of advisory votes, a non-binding advisory vote on our executive compensation program will again be included in our proxy statement next year.

As described, our executive compensation program is designed to attract, motivate and retain the key executives who drive our business and strategy. At the same time, our compensation program rewards strong performance and aligns the interests of our named executive officers with the interests of stockholders to maximize stockholder value and foster sound strategic planning and decision-making. Stockholders should read the "Compensation Discussion and Analysis" section of this Proxy Statement, the compensation tables and the related narrative disclosure that follows. Our Board and our Compensation Committee believe that these policies and practices are effective in implementing our compensation philosophy and in achieving our compensation program goals.

Accordingly, we are asking our stockholders to vote on the following resolution at the Annual Meeting:

"RESOLVED, that the stockholders of The Lovesac Company hereby approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in this Proxy Statement, including in the Compensation Discussion and Analysis, the compensation tables and the narrative discussions that accompany the compensation tables."

VOTE REQUIREMENT

The approval, on an advisory basis, of the Company's fiscal 2026 compensation for its named executive officers as disclosed in this Proxy Statement requires the "FOR" vote of a majority of the votes cast at the meeting and entitled to vote on the proposal at the meeting. Abstentions and broker non-votes will have no effect on the outcome of this proposal.

 The board of directors recommends that stockholders vote **"FOR"** the approval, on an advisory basis, of the Company's fiscal 2026 compensation for its named executive officers as disclosed in this proxy statement.

COMPENSATION DISCUSSION AND ANALYSIS

A Message from the Compensation Committee Chair

DEAR FELLOW STOCKHOLDERS,

Following the results of last year's "Say on Pay" advisory vote, in which a significant portion of our stockholders expressed concerns with our executive compensation program, the Compensation Committee undertook a comprehensive review of our practices. Over the course of the year, we engaged in extensive outreach with stockholders representing over 50% of our outstanding shares to understand their perspectives and identify areas for improvement. We also considered input from proxy rating agencies in evaluating and informing certain adjustments to the compensation program.

Through these discussions, we gained valuable insight into our stockholders' concerns, particularly in the areas of pay for performance alignment, short-term and long-term incentive program design, the payment of discretionary bonuses, and transparency around the disclosure of performance metrics. The Committee thoughtfully considered all feedback and took action to address these concerns while staying committed to its underlying philosophy to attract and retain executives critical to the Company's long-term success and create sustainable shareholder value. As a result, we made the following changes to our executive compensation program for fiscal 2027 which we believe will better support sustainable growth and long-term value creation:

- Adopted different performance metrics for our short-term incentive ("STI") and long-term incentive ("LTI") award programs that will drive growth and profitability by incenting different behaviors and performance outcomes, reward outperformance relative to our competitors, and promote individual accountability for execution of key strategic milestones.
- Changed the measurement period for our performance share unit ("PSU") program from three separate annual measurement periods each with differing metrics, to a single three-year measurement period with one set of metrics and cliff vesting to reinforce a clear long-term performance orientation and support long-term value creation.
- Articulated with improved transparency the goal-setting process for our STI and LTI award programs, and the principles around the use pre-approved adjustments and discretionary bonuses.
- Established consistent performance and payout ranges across our STI and LTI programs, eliminated long-term performance awards ("LTPAs"), and removed the retesting provisions in our PSU award program to enhance clarity, reinforce consistent performance rigor, and strengthen compensation discipline.
- Increased the stock ownership requirements for our CEO and our President to six times their respective base salaries and adopted a 12-month holding period for vested shares to further strengthen alignment with the Company's stockholders, and promote decision-making that supports long-term value creation.

At the time of last year's say-on-pay vote, the Compensation Committee had already approved the design of the fiscal 2026 compensation program described in this CD&A. As a result, changes to the program stemming from our stockholder engagement efforts will be fully reflected in next year's proxy statement. We've included, however, a robust description in this CD&A to demonstrate and articulate our commitment to stockholder feedback and pay for performance compensation opportunities. For fiscal 2026, the Compensation Committee's focus was to reward the Company's strong leadership and consistent category outperformance in a challenging macroeconomic and tariff environment, while also aligning executive pay more closely with the market median to maintain competitive positioning and support leadership continuity in executing the Company's strategic objectives.

The Committee will continue to engage with stockholders on a regular basis to ensure that our compensation program reflects their expectations and remains aligned with our performance objectives.

We appreciate your continued engagement and support.

Sincerely,

Sharon Leite

Sharon Leite
Chair, Compensation Committee

EXECUTIVE SUMMARY

COMPANY OVERVIEW

The Lovesac Company is a technology-driven company that designs, manufactures and sells unique, high-quality furniture derived through its proprietary Designed for Life approach which results in products that are built to last a lifetime and designed to evolve as customers' lives do. The current product offering is comprised of modular couches called Sactionals, the Sactionals Reclining seat, premium foam beanbag chairs called Sacs, the PillowSac Chair, an immersive surround sound home theatre system called StealthTech, and an innovative sofa seating solution called Snugg™. As a recipient of Repreve's 8th Annual Champions of Sustainability Award and Edison Awards' 38th Annual Best New Product Awards for Sustainable Consumer Products, responsible production and innovation are at the center of the brand's design philosophy with products protected by a robust portfolio of utility and design patents. Products are marketed and sold primarily online directly at lovesac.com, supported by a physical retail presence in the form of Lovesac branded showrooms, as well as through shop-in-shops and pop-up-shops with third party retailers. As we look ahead, we are confident that Lovesac's commitment to products that are built to last a lifetime and designed to evolve is a distinct and compelling competitive advantage.

COMPENSATION OBJECTIVES

Our executive compensation program is designed to attract, motivate and retain the key executives who drive our business and strategy and increase stockholder value. It is based on a pay for performance philosophy that rewards executives for achieving financial, operational and other goals. Alignment with the long-term interests of stockholders is key to our compensation program design and decisions. We do this by providing market competitive base salaries, cash incentive compensation opportunities tied to successful achievement of our annual operating goals and individual performance, and by granting long-term equity awards that are intended to deliver increasing value as our stock price increases.

NON-GAAP FINANCIAL MEASURES

This Proxy Statement, including the Compensation Discussion and Analysis, discusses adjusted EBITDA, a non-GAAP measure, which we define as earnings before interest, taxes, depreciation and amortization, adjusted for the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These items include management fees, equity-based compensation expense, write-offs of property and equipment, deferred rent, finance expenses and certain other charges and gains that we do not believe reflect our underlying business performance. For a discussion of this measure and for a reconciliation to the most directly comparable GAAP measure, see "Reconciliation of Non-GAAP Financial Measures" in Appendix A of this Proxy Statement.



FISCAL 2026 HIGHLIGHTS

Fiscal 2026 was a transformative year for Lovesac as we continued to pivot from a primarily-Sactionals company to a multi-category disruptor. We returned to growth despite a challenging macro environment, volatile tariff landscape and the fourth straight year of category deterioration. Net sales exceeded $697 million, and we outperformed the total furniture category by 580 basis points and the high end furniture category by 1,000 basis points, resulting in market share gains. Gross profits exceeded $393 million, representing a gross margin of 56.4%, even after accounting for more than $22 million of additional tariff impacts. Adjusted EBITDA[1] was $36.1 million as compared to $47.8 million in fiscal 2025. Net income of $4.1 million was down from $11.6 million in fiscal 2025, which was down far less than the unexpected tariff impacts owing to strategic and operational adjustments made during the year. While inventories increased due to restocking ahead of tariff increases, we closed the year with record cash and cash equivalents on the balance sheet of $101 million. While delivering this solid performance, we also invested in key people, process and technologies that will fuel our Designed for Life innovation platforms and Customer Acquisition Engines, positioning us to accelerate profitable growth over the medium to long term. The charts below show our fiscal 2024, fiscal 2025 and fiscal 2026 performance for certain financial metrics. Net sales and adjusted EBITDA are performance measures in our annual short-term and long-term incentive plans.

NET SALES
($ in millions)

$700.3
$680.6
$697.1
FY24
FY25
FY26
YOY Growth: 2.4%

GROSS PROFIT
($ in millions)

$401.0
$397.8
$393.2
57.3%
58.5%
56.4%
FY24
FY25
FY26
YOY Decline: 1.2%
Net of Sales

ADJUSTED EBITDA[1]
($ in millions)

$54.0
$47.8
$36.1
FY24
FY25
FY26
YOY Decline: 24.5%

(1) Adjusted EBITDA is a non-GAAP measure. For a discussion of this measure and for a reconciliation to the most directly comparable GAAP measure, see “Reconciliation of Non-GAAP Financial Measures” in Appendix A of this Proxy Statement.

Our Product Innovation — Fiscal 2026 continued the step-change in our innovation engine, highlighted by Snugg™, our first new product platform in nearly two decades, and the first full year of Reclining Seat following its late Q4 fiscal 2025 launch. Each contributed meaningfully to our top and bottom-line performance while significantly expanding by $18 billion the total addressable market in which Lovesac plays. Additionally, we complemented fiscal 2025’s Pillowsac Chair launch with our Pillowsac Chair Junior, delivering the same unbelievable comfort in a smaller footprint. Finally, we continued to expand the potential of our core Sactionals platform through the launch of our Swept Arm Side and introduction of new Quickship fabrics across the portfolio. All of this was accomplished in parallel with developing our disruptive Designed for Life launch into a new room of the home currently targeted for fiscal 2028.

Our Omni Channel Customer Acquisition Engines — We continued to grow our market share throughout fiscal 2026 behind the strength of our digital, showroom and partner customer acquisition engines, transforming our marketing playbook and sharpening our channel strategy including the exit of Best Buy. Media ROIs continued to improve year over year as we gained over 136,000 new customers and our repeat business hit 47% of overall transactions, up from 44% at the end of fiscal 2025. Our CSAT scores remained near all-time highs as our digital and touchpoint CSAT hit record levels. In fiscal 2026, we opened 28 showrooms (23 net-new) with net paybacks of 1.2 years, bringing our total year-end showroom count to 274.

Our Infrastructure Investments — Our gross margins were impacted by tariffs, competitive pressures and higher discounting, largely offset by price increases, global sourcing rationalization, including significant diversification away from China and value engineering initiatives. We successfully opened our fifth Distribution Center, vastly improving our ability to deliver customer orders within days. We bolstered our enterprise agility, maintaining neutral headcount and strong expense control while step-changing our enterprise capabilities and elevating particularly our Marketing and IT infrastructures to deliver sustainable profitable growth. We continued to outperform North America retail in associate engagement and were recognized as one of “Newsweek’s Top Companies to Work For.”

Our Circular Operations Eco-System — We officially launched our Loved by Lovesac resale program, fully operational in 29 states by year-end. We also enhanced our customer experience with the launch of room of choice home delivery solutions that complement our baseline fast & free delivery, while piloting the white glove delivery to roll out nationally in early fiscal 2027.

Our Sustainability Program — We published our fifth annual ESG report in December 2025, highlighting our continued progress toward our Zero Waste and Zero Emissions commitment by 2040. We partnered with our U.S.-based Sac manufacturer to scale our first zero landfill and net-zero emissions production line. We are proud to be the largest re-purposer of recycled plastic bottles in the home category, removing from the waste stream a substantial amount of plastic bottles for use in upholstery fabric — more than 74 million plastic bottles in fiscal 2025 and more than 375 million plastic bottles to date.

STOCKHOLDER ENGAGEMENT, SAY ON PAY AND PROGRAM ENHANCEMENTS

2025 Say on Pay Advisory Vote

Each year, we provide stockholders with an opportunity to vote to approve the compensation of our NEOs on an advisory basis. At our 2025 Annual Meeting, approximately 48% of our stockholders approved, on an advisory basis, the Company's fiscal 2025 compensation for its NEOs as reported in the 2025 Proxy Statement. The Compensation Committee reviewed these voting results and recognized the importance of engaging with stockholders directly to understand their perspectives, particularly given the evolving expectations of institutional stockholders and proxy advisory firms regarding pay for performance alignment, incentive program design, and governance practices.



■ 4-YEAR SAY ON PAY RESULTS

* of shares that voted on the SOP proposal

Stockholder Outreach

During the months leading up to and following the 2025 Annual Meeting and prior to our 2026 Annual Meeting, members of our Compensation Committee and management reached out to stockholders representing over 60% of the Company's total outstanding shares, and met with stockholders representing over 50% of the Company's total outstanding shares. These discussions included many of our largest institutional investors as well as other long-term holders. The outreach process was intended to solicit constructive feedback regarding our executive compensation program, including the design of the STI and LTI program, selection of performance metrics, goal rigor, use of discretion in awarding or adjusting bonuses, disclosure clarity, and pay for performance alignment.

Through these discussions, stockholders provided valuable insights which the Committee carefully considered and incorporated into its review of the executive compensation program for fiscal 2027. As described in greater detail below, the Committee approved several enhancements to our compensation program that are directly responsive to stockholder input. The Committee believes these enhancements strengthen pay for performance alignment and long term and stockholder value creation while preserving the flexibility necessary to attract and retain high-caliber leadership.

The Compensation Committee is committed to ongoing engagement with our stockholders and will continue to evaluate our executive compensation practices in light of evolving market standards, investor expectations, and business needs.

BOARD RESPONSIVENESS AND PROGRAM ENHANCEMENTS

At the time of the 2025 say-on-pay vote, the Compensation Committee had already approved the design of the fiscal 2026 compensation program for our NEOs. Therefore, all enhancements to the Company's compensation program resulting from stockholder feedback as discussed in the following sections will apply to fiscal 2027 compensation payable to our NEOs. The following table provides a summary of what we heard from our stockholders during our outreach and how we responded, and a detailed description of each compensation program enhancement immediately follows.

What we heard from stockholders	How We Responded
PERFORMANCE METRICS, RANGES AND PAYOUTS	
• STI and LTI plans use identical performance metrics which rewards NEOs twice for the same outcome rather than balancing incentives among multiple value creating metrics. • The performance goal and payout ranges across the STI and LTI plans are inconsistent. The STI plan has a threshold (25%), baseline (50%), target (100%) and maximum (200%) performance and payout ranges, the PSU plan has a threshold (25%) and target (100%) performance and payout range, and the LTPA plan has a threshold (50%) and maximum (100%) performance and payout range.	• **Differentiated and New Metrics:** STI and LTI plans now use separate metrics to drive different behaviors, time horizons and objectives. STI awards are subject to net sales and adjusted EBITDA targets (each weighted 40%) and a new strategic measure (weighted 20%) to drive delivery of key strategic initiatives core to the Company's business. Changes to LTI metrics are discussed below. • **Performance/Payout Ranges:** STI and LTI payouts will now be based on performance relative to the same payout ranges – threshold (50%), target (100%) and maximum (200%) – for consistency. Baseline payout between threshold and target have been eliminated from the STI performance ranges, and a maximum payout has been added to the PSU program. LTPAs have been eliminated to streamline the overall LTI plan.
LONG-TERM INCENTIVE (LTI) PROGRAM DESIGN	
• PSUs use an annual 12-month performance period, similar to the annual incentive plan, which results in a greater percentage of executive compensation subject to short-term goals. • PSUs offer retesting opportunities if performance targets are unearned during the performance period. Carryforward provisions permit unearned PSUs to be earned in the following year if the aggregate net sales and adjusted EBITDA targets are met for both years. • PSU program metrics should reflect a mix of absolute and relative performance targets to ensure balanced opportunities that reward both management execution of Company goals and competitive positioning among peers.	• **Simplified Design:** LTPAs have been eliminated. The LTI program now consists solely of PSUs and restricted stock units (RSUs), • **Long-term Focus:** PSUs now have a single set of metrics measured over a cumulative three-year performance period with cliff vesting instead the end of the performance period. • **Balanced Metrics:** PSUs will be earned based on an absolute performance metric (three-year cumulative adjusted EPS) and relative performance metric (three-year compound annual growth rate in net revenue (CAGR) versus peers), each equally weighted to reward the key drivers of long-term stockholder value. • **Eliminated Carryforward:** Unearned PSUs are now forfeited and not eligible to be earned in subsequent years for outperformance supporting the Company's pay for performance philosophy. • **Eliminated Early Payouts:** There are no early payouts of LTI awards if targets are achieved before the end of the performance period which reinforces long-term performance and supports executive retention.

What we heard from stockholders	How We Responded
OTHER BONUS AWARDS AND ADJUSTMENTS	
• NEOs were awarded non-performance-based bonuses despite STI performance goals not being met • NEOs were awarded discretionary cash bonuses in addition to the annual STI award opportunity.	• **Pre-approved Permitted Adjustments:** The Compensation Committee identifies a list of pre-approved adjustments for STI and LTI plans at the beginning of each performance period to avoid retroactive plan changes and fairly address material unforeseen matters impacting performance outside of management control. • **Other Bonus Principles:** Other bonuses may be awarded in limited situations in recognition of strong performance not fully reflected in the annual STI award, advancement of critical strategic initiatives, to retain top talent needed to drive Company strategy, and to more closely align executive compensation with market levels.
GOAL SETTING DISCLOSURE	
• There is a lack of disclosure of the performance targets used for LTPAs which represent the largest portion of LTI awards making it difficult to assess performance goal rigor	• **Enhanced Disclosure:** We have provided greater transparency around the goal setting process for our STI and LTI awards while maintaining the confidentiality of precise targets, which remain competitively sensitive. See the goal setting discussion on page 40. • **LTI Plan Design Simplification.** LTPAs have been eliminated. PSUs now represent 50% of the NEOs LTI award opportunity.
COMPENSATION GOVERNANCE	
• Clawback policies should extend beyond the basic stock exchange listing requirements and permit inclusion of time-based awards in addition to performance-based compensation.	• **Amended Clawback Policy:** The Company's Clawback Policy was amended by the Board in fiscal 2026 to include the ability to recover or cause the forfeiture of awards with time-based vesting requirements, in addition to all performance-based STI or LTI compensation. • **Stock Ownership Guidelines:** The Company's Stock Ownership Guidelines were amended by the Board to increase the stock holding requirement for the CEO and the President to six times their respective base salaries, and to adopt a 12-month holding requirement for vested shares.

SUMMARY OF FISCAL 2027 COMPENSATION PROGRAM ENHANCEMENTS

As part of its ongoing commitment to responsive governance and continuous improvement, the Compensation Committee actively engaged with stockholders to solicit feedback on the Company's executive compensation program. Feedback on our fiscal 2026 program (as reflected in the 2025 Proxy Statement) generally fell within five categories: (i) the performance metrics used in our STI and LTI programs, (ii) the overall design of our LTI program, (iii) the use of discretionary bonuses in years of underperformance, (iv) the adequacy of disclosure regarding performance targets applicable to LTPAs, and (v) broader compensation governance practices.

Stockholders expressed appreciation for the Company's proactive and targeted outreach in advance of both the 2025 and 2026 Annual Meetings and for the Compensation Committee's willingness to consider constructive enhancements to the program. Investors were generally supportive of the refinements under evaluation for fiscal 2027 and emphasized the importance of maintaining rigorous performance standards, transparency, and clear alignment between compensation outcomes and long-term stockholder value creation. Stockholders also recognized and were supportive of adjustments to the calculation of performance-based compensation to account for the unplanned and significant impact of tariffs on the business.

The sections that follow describe in detail the feedback received in each of these areas, the Compensation Committee's deliberations, and the specific actions taken or planned in response.

PERFORMANCE METRICS, RANGES AND PAYOUT

Differentiated Metrics. The Company's STI and LTI incentive programs have historically rewarded net sales and adjusted EBITDA performance, providing a balanced framework that drives both top-line growth and bottom-line discipline—two key drivers of stockholder value. During our stockholder outreach, investors expressed a preference for using distinct metrics across the STI and LTI programs to ensure management focuses on multiple drivers of sustainable, long-term value creation. The Compensation Committee considered this feedback and concluded that differentiating performance metrics across short- and long-term horizons would enhance pay for performance alignment, broaden management accountability, and emphasize additional growth and profitability measures that contribute meaningfully to stockholder value. In making these determinations, the Compensation Committee also evaluated the Company's strategic growth and development plans and the potential value of incorporating complementary individual strategic objectives that support financial growth and reward achievements foundational to long-term success.

In fiscal 2027, in response to stockholder input and the Compensation Committee's reassessment, distinct performance measures were adopted for the STI and LTI programs to intentionally drive differentiated behaviors and performance outcomes over short- and long-term time horizons. The STI program will continue to emphasize net sales and adjusted EBITDA (each now weighted 37.5%) to reinforce accountability for annual revenue growth and operating profitability. In addition, the STI program will now include a new strategic performance component (weighted 25%) tied to the achievement of pre-established operational and strategic milestones critical to the Company's long-term growth. The Compensation Committee believes that this new strategic component encourages disciplined execution of initiatives that may not be fully captured in near-term financial results but are essential to stockholder value creation and the Company's overall strategic objectives.

Within the LTI program, the Compensation Committee also determined that future PSU awards would now be based on performance relative to two new equally weighted measures: (i) three-year cumulative adjusted EPS and (ii) three-year CAGR in net revenue relative to a defined peer group. The Compensation Committee selected these measures to balance profitability and growth drivers over a longer-term period while introducing a competitive benchmark. EPS was selected to promote disciplined earnings generation and prudent capital allocation over the performance period, and three-year CAGR in net revenues against peers was selected to reinforce sustained top-line growth and competitive outperformance within the home furnishing industry. The Compensation Committee believes that together these metrics align the NEOs incentives with the key drivers of long-term stockholder value creation and provide a simplified LTI framework. In addition, these new metrics complement the net sales and adjusted EBITDA measures used in the Company's STI program, thereby fostering balanced decision-making across short- and long-term time periods and supporting sustained value creation for shareholders.

Performance and Payout Ranges. Stockholders also observed that the prior performance goal and payout ranges across the STI and LTI programs were not aligned. Specifically, the STI plan included payout levels at threshold (25%), baseline (50%), target (100%) and maximum (200%); the PSU program included payout levels at threshold (25%) and target (100%); and the LTPA program included payout levels at threshold (50%) and maximum (100%). These differing structures created complexity and could lead to inconsistent definitions of minimum acceptable performance, thereby reducing transparency and comparability across programs.

In response, the Compensation Committee reviewed the payout calibration as a whole and determined that aligning performance and payout ranges across the incentive framework would enhance clarity, reinforce consistent rigor, and strengthen compensation governance discipline. In addition, benchmarking data indicated that companies commonly utilize a threshold, target and maximum incentive structure. Effective for fiscal 2027, both STI and LTI awards will now utilize a uniform payout structure of threshold (50%), target (100%), and maximum (200%). The Compensation Committee eliminated the STI baseline payout level, added a maximum payout opportunity to the PSU program to ensure balanced upside and downside potential, and discontinued the LTPA program to streamline the overall LTI structure. The Compensation Committee believes these changes are consistent with market practice, improve transparency, simplify the incentive framework, and reinforce a consistent payout philosophy across both annual and long-term compensation opportunities.

LONG-TERM INCENTIVE (LTI) PROGRAM DESIGN

Annual Measurement Periods and Early Payouts. Stockholders commented that under the LTI program, PSUs were measured over three successive 12-month performance periods each having different metrics and targets, similar to the annual incentive plan, instead of a single long-term performance period with one set of metrics and targets. As a result, this design results in a significant portion of executive compensation being tied to short-term financial objectives, instead of supporting multi-year value creation. The Compensation Committee considered that the PSU program was adopted when the Company went public in 2018. At the time, they determined that measuring performance in annual increments promoted clear line-of-sight between management actions and performance outcomes, reinforced accountability for consistent delivery against the Company's annual operating plans, and reduced the potential for a disproportionate impact from a single year of extraordinary macroeconomic volatility. As a new public company, the Compensation Committee's LTI approach was designed to promote long-term alignment while reinforcing disciplined annual performance and prudent risk management.

In response to stockholder feedback and the Company's operational maturity, the Compensation Committee adopted a simplified LTI design emphasizing sustained long-term performance. In fiscal 2027, LTPAs were eliminated and the LTI program comprised solely of PSUs and RSUs. PSUs will now have a single set of performance metrics measured over a cumulative three-year performance period with cliff vesting, replacing the prior structure of three distinct 12-month performance periods with separate metrics. NEOs must be employed by the Company at the end of the three-year performance period to receive vested PSUs. The Compensation Committee selected this design to reinforce a clear multi-year performance orientation and support long-term stockholder value creation. In addition, with the elimination of LTPAs, there are no awards that offer early payouts if the targets are achieved prior to the end of the performance period.

Retesting Opportunities and Early Payouts. Following stockholder engagement and a comprehensive review of the Company's PSU program design, the Compensation Committee eliminated the carryforward provision enabling unearned PSUs to be earned in a subsequent year. Under the prior PSU program, if Company performance for a particular year fell below threshold levels, PSUs from the unearned tranche could be carried forward and earned in the following year if the aggregate net sales and adjusted EBITDA performance targets for both the current fiscal year and the prior fiscal year were achieved. Given these rigorous performance targets, no carryforward PSUs have been earned.

While the Compensation Committee believes that the carryforward structure appropriately recognized the cyclical and externally influenced nature of the Company's business and motivated outperformance, stockholders expressed a preference for a more streamlined design that eliminates retesting features and strengthens long-term performance alignment. In response to this feedback, the carryforward provisions have been removed.

OTHER BONUSES AND PRE-APPROVED ADJUSTMENTS

The Compensation Committee may award bonuses outside of the Company's regular STI or LTI program in limited circumstances when executives achieve exceptional results that fall outside the scope of pre-established financial or strategic performance targets, when they deliver extraordinary contributions to critical initiatives that drive long-term stockholder value, for retention purposes, to address misalignment with market pay practices, or as a sign-on to bridge compensation in connection with acquiring high performing executive talent. For example, such bonuses may be awarded for acceleration of key strategic projects or new product innovation, significant improvements in operational efficiency, mitigation of financial, strategic or operational risks to the Company, to reward outperformance not reflected in the STI or LTI results, to support executive retention during organizational transition or ensure successful execution of high-impact strategic initiatives critical to Company growth. The Compensation Committee believes that such other bonuses provide flexibility to recognize extraordinary performance and stockholder value creation or preservation that may not be fully captured by the regular STI or LTI program.

Notwithstanding the foregoing, the Compensation Committee emphasizes that discretionary bonuses are not intended to be a routine element of the Company's compensation program. They are granted only in limited and exceptional circumstances, and the Compensation Committee remains committed to prioritizing objective, performance-based compensation with pre-approved targets and outcomes that align with long-term stockholder interests.

Pre-Approved Adjustments. In response to stockholder outreach, the Compensation Committee carefully considered feedback regarding adjustments to STI payouts when formulaic performance goals were not achieved. Beginning in fiscal 2025, the Compensation Committee determined that any adjustments to STI or LTI payouts would be clearly defined and preapproved at the outset of the performance period to enhance transparency, preserve the integrity and rigor of the goal-setting process, and avoid modifying performance targets during the term to influence outcomes. The Compensation Committee limits the scope of pre-approved adjustments to significant events that were not assumed when the performance targets were set and that are outside of the executives' reasonable control. The Compensation Committee believes that applying pre-approved adjustments to STI and LTI payouts (upward or downward) is a sound, market-aligned compensation governance practice that enables comparability between actual Company performance and the conditions assumed when goals were established thereby reinforcing the intended rigor of the targets. Further, the Committee's ability to adjust payouts upward or downward equally ensures that our NEOs are not unfairly penalized for extraordinary external events or rewarded for heightened external favorability.

In fiscal 2026, the Compensation Committee established, at the outset of the performance period, specific pre-approved adjustments — including the impact of tariffs on Company performance — that could be applied to normalize reported results. These adjustments were intended to ensure that performance would be evaluated on a basis consistent with the assumptions underlying the original performance targets. See the discussion on page 40 for more information. The Compensation Committee will continue the practice of utilizing pre-approved adjustments to appropriately balance accountability with fairness, reinforce the rigor of performance targets, and support performance-based compensation principles.

GOAL SETTING DISCLOSURE

During stockholder outreach, investors requested greater visibility into the specific performance targets applicable to our LTPAs, which represent the largest compensation opportunity within our LTI program. The Compensation Committee does not disclose any forward-looking targets under the STI program or the LTI program (which includes LTPAs) during the performance period because those targets are derived from the Company's multi-year strategic plan and short- and long-range financial projections which is competitively sensitive information. At the same time, the Compensation Committee recognizes the importance of enabling stockholders to better assess the rigor of our programs. Accordingly, we have enhanced our disclosure to provide clearer explanation of the performance metrics selected and their alignment with long-term value creation and insight into the goal-setting process and how targets are calibrated to be rigorous. The Compensation Committee believes this approach appropriately balances transparency and competitive considerations.

Compensation Governance

During stockholder engagement, investors expressed a preference for the Company's clawback policy to extend beyond the requirements of stock exchange listing rules. Specifically, stockholders noted that the policy should allow for the recovery of not only performance-based STI and LTI compensation but also time-based equity compensation in the event the Company is required to restate any financial results due to material noncompliance with any reporting requirements under the securities laws, or misconduct that resulted in the material noncompliance. In response, the Board, upon recommendation of the Compensation Committee, amended the Company's clawback policy to broaden its scope. Under the revised policy, the Company may recover or require forfeiture of awards with time-based vesting requirements, in addition to all performance-based incentive compensation, consistent with the policy's objectives of promoting accountability and aligning executive interests with long-term stockholder value. The Compensation Committee believes this enhancement strengthens governance, reinforces pay for performance principles, and executive accountability.

FISCAL 2026 EXECUTIVE COMPENSATION POLICIES AND PRACTICES

Our executive compensation program is designed to attract, motivate and retain the key executives who drive our success. This section discusses our executive compensation program, policies and practices for fiscal 2026. As previously discussed, the Compensation Committee has enhanced certain aspects of the executive compensation program in response to investor feedback and say-on-pay sentiment. These changes will be reflected in the 2027 Proxy Statement.

OUR COMPENSATION POLICIES AND PRACTICES

Our executive compensation program is weighted towards compensating our NEOs based on our financial and operational performance. We have implemented compensation policies and practices that reinforce our pay for performance philosophy and align with sound governance principles. The following compensation policies and practices are in place:

WHAT WE DO	WHAT WE DON'T DO
✓ Place a significant emphasis on performance-based at-risk LTI compensation	✗ No repricing of stock option awards without stockholder approval
✓ Have 100% independent directors on our Compensation Committee	✗ No tax gross-ups at all
✓ Engage an independent compensation consultant that reports to our Compensation Committee	✗ No post-employment retirement benefits for our NEOs that are not available to all associates
✓ Maintain a clawback policy covering all time and performance-based compensation	✗ No executive perquisites are offered to our NEOs
✓ Maintain robust stock ownership guidelines for executives to ensure alignment with stockholder interests	✗ Our NEOs are employed "at-will" under their Employment Agreements and have market aligned severance benefits

OUR COMPENSATION OBJECTIVES

Our Compensation Committee regularly evaluates the components and structure of the Company's compensation program to ensure that it continues to fulfil its objectives and will make adjustments as needed. For fiscal 2026, the objectives of the Company's executive compensation program are to:

Recruit, incentivize and retain highly qualified executives who have the experience and leadership skills necessary to grow our business	Promote a pay for performance culture where executives are rewarded for achieving our financial, strategic and operational goals in both the short- and long-term	Provide compensation that is competitive and reasonable relative to peers and the overall market by positioning total direct compensation (base salary, together with target STI and LTI opportunities) at the market median (50th percentile)	Utilize LTPAs as a lever to position total compensation opportunity at approximately the 75th percentile when stretch performance objectives are achieved	Maintain a balanced mix of fixed and at-risk compensation, with a majority of compensation delivered in performance-based incentives aligned with stockholder value creation

In fulfilling these objectives, the Compensation Committee recognizes that pay positioning alignment is impacted by changes to the Company's peer group and that the size of year over year adjustments to NEO compensation are necessary to reflect transitional alignment to market, evolving role scope, retention objectives and individual performance considerations.

FISCAL 2026 ELEMENTS OF COMPENSATION

Our executive compensation program has three primary components — base salary, annual cash-based incentives and long-term cash or equity-based incentives. We believe that these elements help attract and retain qualified executives to lead our business, link individual performance to Company performance, focus the efforts of our executives on the achievement of both our short-term and long-term objectives, and align the interests of our executives with those of our stockholders.

A significant portion of our NEO's total target direct compensation (*i.e.*, Mr. Nelson — 89%, Ms. Fox — 85%, and Mr. Siegner — 76%) is at-risk, meaning it is earned only if the Company achieves its performance goals and the executive remains employed by the Company at the time of vesting or payout. These elements form a competitive compensation package that achieves our overall compensation objectives as further described in the following table:

Element	Mr. Nelson	Ms. Fox	Mr. Siegner	Description
Base Salary *(Fixed)*	11%	15%	23%	Fixed compensation for performing day-to-day job responsibilities. Reviewed annually for potential adjustment based on market competitiveness, change in responsibilities and other factors.
Annual Incentive *(At risk)*	11%	15%	17%	Annual performance-based award opportunity based on achievements related to Company performance metrics and targets established by the Compensation Committee.
Long-Term Incentives *(At risk)*	78%	70%	60%	Equity or cash awards designed to reward executives for strong long-term performance, serve as a retention tool and to align the interests of executives and stockholders.

We also provide our associates, including our NEOs and other executives, with comprehensive benefit programs such as medical, dental and vision insurance, a 401(k) plan, life and disability insurance, and flexible spending accounts, a monthly stipend for home office expenses and discounts on Company products. We do not offer perquisites to our NEOs.

COMPENSATION DECISION-MAKING

ROLE OF THE COMPENSATION COMMITTEE

The Compensation Committee is responsible for establishing, approving and adjusting compensation arrangements for our NEOs, and for reviewing and approving corporate goals and objectives relevant to these compensation arrangements. The Compensation Committee also evaluates the performance of our NEOs taking into consideration achievements relative to the Company's long-term business and financial goals. The Compensation Committee is comprised of independent directors and works closely with its independent consultant, FW Cook, and senior executives to assess the effectiveness of the Company's executive compensation program throughout the year.

Compensation decisions for our NEOs were made by the Compensation Committee with input from FW Cook for fiscal 2026. The Compensation Committee reviewed the cash and equity compensation of our NEOs with the goal of ensuring that our executive officers are properly incentivized and made adjustments it determined to be appropriate and responsive to stockholder feedback.

The Compensation Committee considers compensation data from our peer group as one of several factors that inform its judgment of appropriate compensation levels. The Compensation Committee also considers other factors in determining compensation including those set forth below:

- The performance and experience of each NEO
- The scope and strategic impact of the NEO's responsibilities
- Accelerated or outperformance relative to key goals and strategies
- The difficulty and cost of replacing high-performing leaders with in-demand skills
- Maintaining appropriate pay positioning with the Company's senior leadership team

ROLE OF THE COMPENSATION CONSULTANT

The Compensation Committee has the authority to retain the services of external advisors, including compensation consultants, legal counsel and other advisors, as needed to carry out its duties. The Compensation Committee engaged FW Cook to assist in guiding and executing our executive and director compensation strategy, assessing the target total direct compensation opportunities of our NEOs relative to market practices, developing a compensation peer group and advising on executive compensation decisions for fiscal 2026.

FW Cook does not provide any services to us other than the services provided to the Compensation Committee. Our Compensation Committee has assessed the independence of FW Cook and has concluded that no conflict of interest exists with respect to the work that FW Cook performs for the Compensation Committee.

COMPENSATION PEER GROUP

The Compensation Committee reviews market data of companies that we believe are comparable to us. The Compensation Committee, with assistance from FW Cook, determined our peer group for fiscal 2026 based on several factors, including :

- **Profile and industry** – Peers are publicly-traded consumer products companies with direct-to-consumer marketing strategies
- **Revenue** – Peer revenues range from one-third to three times the Company's projected revenues as based on analyst expectations with positive projected revenue growth rates
- **Market cap** – Peer company market caps range from one-fourth to four times the Company's current market cap
- **Talent competition** – Peer companies may include companies with which Lovesac competes for high performing executive talent.

In addition, the Compensation Committee selects a robust peer group that, in totality, best represents Lovesac recognizing that some peers may be imperfect matches. Each year, the Compensation Committee examines our compensation peer group to ensure that it continues to reflect these factors and will make adjustments as needed.

Our peer group for fiscal 2026 compensation decisions consisted of 17 companies the majority of which are consumer goods companies. The Compensation Committee referred to compensation data from this peer group when making base salary, STI and LTI decisions for our NEOs. The following is a list of the companies that comprised our fiscal 2026 peer group:

• Arhaus	• GoPro, Inc.	• Revolve Group, Inc.
• Boot Barn Holdings, Inc.	• Holley, Inc.	• Solo Brands
• Clarus Corporation	• Inter Parfums	• Sonos, Inc.
• Ethan Allen Interiors, Inc.	• Johnson Outdoors, Inc.	• Torrid
• FIGS	• Movado Group	• XPEL, Inc.
• Funko, Inc.	• Purple Innovation, Inc.	

For fiscal 2026, three companies were removed from the peer group including CarParts.com (due to low market cap compared to target), e.l.f. Beauty (due to high market cap compared to target) and Snap One Holdings, Inc. (due to acquisition).

FISCAL 2026 COMPENSATION

TARGET COMPENSATION MIX

Total Target Direct Compensation. In establishing total target direct compensation ("TDC") opportunities for the Company's NEOs, the Compensation Committee aims to align executive pay with the Company's performance objectives, prevailing market practices for executive talent, and the interests of stockholders. TDC is comprised of base salary, and short-term and long-term incentive awards with a significant portion of TDC subject to at-risk and performance-based elements. The Committee generally positions TDC at the market median for expected (target) performance. However, for superior performance—defined as results that significantly exceed pre-established goals and drive exceptional value creation—the Committee believes it is appropriate for TDC opportunities to reach the 75th percentile of the peer group.

The Committee utilizes Long-Term Performance Awards ("LTPAs") to provide a structured mechanism for delivering this above-median compensation opportunity. LTPAs are earned based on performance above the maximum net sales and adjusted EBITDA targets established under the Company's STI Plan, thereby reinforcing the Company's pay for performance philosophy. LTPA performance targets are rigorous and set at levels approximately 8% to 17% higher than the corresponding STI Plan targets, ensuring that 75th percentile payouts are only achieved through sustained, exceptional performance. Notably, no LTPAs have ever been earned.

The Committee believes offering an above-median compensation opportunity is consistent with a pay for performance philosophy for several reasons:

- **Alignment with Stockholder Value Creation:** Payouts at or above the 75th percentile are only realized when the Company achieves results that meaningfully exceed target goals which ensures that higher compensation is directly tied to higher value delivered to stockholders.

- **Retention and Motivation of High-Caliber Executives:** The market for experienced executive talent is highly competitive. Providing the opportunity to earn above-median compensation for exceptional performance helps attract, retain, and motivate leaders capable of delivering outsized results, while maintaining cost discipline for target or below-target outcomes.

- **Pay for Performance Emphasis:** A significant portion of executive compensation is variable and at risk, with payout opportunities that scale based on performance. By design, the LTPA program provides greater upside only when stretch goals are achieved reinforcing a pay for performance culture and accountability.

Accordingly, the Committee believes that providing the opportunity for compensation at the 75th percentile for stretch performance outcomes appropriately balances pay competitiveness with strong pay for performance alignment and supports the long-term interests of the Company and its stockholders.

Target Cash Compensation. In determining the mix of target cash compensation ("TCC"), the Compensation Committee considers market practices, the scope and responsibilities of each role, and the Company's pay for performance philosophy. TCC, comprised of base salary and target short-term incentive awards, is intended to provide executives with competitive fixed and performance-linked compensation. The Compensation Committee generally targets a balanced pay mix, with a greater proportion of TDC delivered in long-term incentives. This approach reinforces the Company's focus on long-term performance while maintaining competitive levels of TCC.

Total Target Direct Compensation Adjustments

For fiscal 2026, the Compensation Committee approved adjustments to base salary, STI and LTI award targets for the NEOs to better align with the Company's stated philosophy to peg total target direct compensation at market median levels ("Median TDC"), and up to the 75th percentile through the award of LTPAs when stretch performance objectives are achieved ("Stretch TDC"). In making these adjustments, the Compensation Committee considered updated peer market data provided by FW Cook which showed:

- Median TDC for Mr. Nelson and Ms. Fox was below the 25th percentile of the peer group, and close to market median for Mr. Siegner.

- Base salary and STI award targets for Mr. Nelson and Ms. Fox were each positioned significantly below the 25th percentile of the peer group.

- LTI target awards for Mr. Nelson and Ms. Fox were at the 30th percentile of the peer group, and at median levels for Mr. Siegner.

In addition to market data, the Compensation Committee also considered adjustments to reflect the impact of internal pay equity decisions and maintain organizational hierarchy, and that positioning below market compensation to the appropriate benchmark levels is a multi-year strategy to ensure reasonable and measured increases year over year in line with operating plan goals for the fiscal year. As a result of this assessment, the following adjustments were made to the NEOs compensation:

- **Base Salary** – The Compensation Committee approved base salary adjustments for Mr. Nelson and Ms. Fox of 18%, increasing from $550,000 to $650,000, following a comprehensive review of pay positioning and competitive market data. Prior to these adjustments, their base salaries were positioned below the 25th percentile of the peer group. In approving the increases, the Committee sought to move compensation toward the market median over time while maintaining a measured and disciplined approach to fixed compensation. The Committee determined that a phased approach—rather than a single, larger adjustment—was appropriate to drive alignment with competitive pay practices without overcorrecting, and to maintain pay mix discipline such that the majority of Mr. Nelson's and Ms. Fox's pay is performance-based and linked to stockholder value creation. After these adjustments, base salaries for Mr. Nelson and Ms. Fox remain below the 25th percentile of the peer group.

  Mr. Siegner's base salary increased 20%, from $464,000 to $560,000, to address internal pay equity following key talent additions in fiscal 2026 critical to the Company's long-term growth strategy. In making this determination, the Committee considered internal alignment across the executive leadership team, including appropriate differentiation to reflect role scope, responsibilities and organizational hierarchy. With this increase, Mr. Siegner's base salary was positioned above market median levels.

- **STI Award Target** – The Compensation Committee approved increases to STI award target opportunities for Mr. Nelson and Ms. Fox from 75% to 100% of their base salaries, and for Mr. Siegner from 60% to 70% of his base salary, following a review of competitive market data and the overall mix of fixed and variable compensation. Prior to these adjustments, STI award target opportunities for the named executive officers were at or below the 25th percentile of the peer group. In approving these changes, the Committee sought to better align TCC with market median levels while increasing the proportion of compensation that is performance-based and at risk. The Committee believes this shift strengthens the alignment between executive pay and Company performance, consistent with stockholder interests and feedback emphasizing pay for performance. Following these adjustments, STI target opportunities for Mr. Nelson and Ms. Fox are positioned at approximately the market median of the peer group, and at the 65th percentile for Mr. Siegner.

- **LTI Award Target (without LTPAs)** – Mr. Nelson's and Ms. Fox's LTI award target (without LTPAs) increased from $1,500,000 to $1,750,000 bringing them slightly above the 25th percentile, and Mr. Siegner's LTI award target remained flat given his alignment with market median.

The tables below reflect the year-over-year changes to each NEOs target total direct compensation and their resulting position to market:

Year Over Year Median TDC Adjustments

	Fiscal 2025	Fiscal 2026	% Change	Percentile	Primary Drivers of Change
Nelson	$2.46M	$3.05M	▲24%	25th	Increases made to bring closer to median
Fox	$2.46M	$3.05M	▲24%	25th	Increases made to bring closer to median
Siegner	$1.53M	$1.74M	▲14%	55th	Increase to support internal pay equity and align with median

Year Over Year Stretch TDC Adjustments

	Fiscal 2025	Fiscal 2026	% Change	Percentile	Primary Drivers of Change
Nelson	$5.0M	$5.85M	▲17.0%	>75th	CEO LTPA increased LTI grant value
Fox	$5.0M	$4.35M	▼13.0%	60th	One-time LTPA2 awarded in fiscal 2025
Siegner	$2.26M	$2.37M	▼4.8%	>75th	Decrease in market data for 75th percentile

METRICS AND GOAL SETTING

Metrics. For fiscal 2026, the Compensation Committee selected consistent performance metrics—net sales and adjusted EBITDA—for its STI and LTI award programs to promote strong alignment, clarity, and sustained focus on the Company's most critical business objectives. By emphasizing both top-line growth and profitability within each program, the Compensation Committee reinforces its strategic priorities and ensures that the NEOs are incentivized to drive disciplined, sustainable financial performance. This approach enhances the transparency and simplicity of the incentive framework, enabling the NEOs to clearly understand how their individual and team contributions influence Company results and corresponding incentive outcomes. It also strengthens the line of sight between operational execution and financial performance, which the Compensation Committee believes supports a high-performance culture grounded in accountability and results.

In addition, the Compensation Committee believes that the use of shared metrics across programs streamlines administration and governance, facilitating consistent measurement, reporting, and oversight. Importantly, it also helps mitigate the risk of misaligned incentives or competing priorities that could otherwise arise from differing performance measures, thereby encouraging balanced decision-making that appropriately considers both growth and profitability. The Compensation Committee believes this consistent, metrics-driven approach supports long-term value creation for stockholders while reinforcing a unified focus across the organization.

As discussed on page 32, in fiscal 2027, the Compensation Committee adopted differentiated metrics and performance periods for its STI and LTI award programs.

Goal Setting (General). Performance goals for our STI plan and LTI plan are set through a robust annual budgeting process that considers our strategic growth levers, planned investments and actions to support our short- and long-terms plans, and external factors such as supply chain disruptions, tariff policy, and category contraction. With these factors in mind, the Compensation Committee sets baseline, threshold, target and maximum performance goals for the STI Plan, and threshold and target performance goals for the LTI plan at the beginning of the performance period. Targets are not changed during the performance period.

Each year, the Compensation Committee identifies a list of pre-approved adjustments at the beginning of the performance period that may be applied toward the final payout calculations for annual incentive plan and LTI plan awards. These adjustments are items that the Compensation Committee believes are fair to both participants and stockholders and preserve the objectivity and transparency of our compensation programs. By approving these adjustments in advance, the Compensation Committee ensures that performance results are evaluated on a consistent basis and that pay outcomes are not influenced by unforeseen events outside of management's control. For fiscal 2026, the Compensation Committee identified the following "Pre-Approved Adjustments": the impact of tariffs, unplanned legal fees and settlement costs, currency fluctuations, global supply chain impacts, category headwinds, national/global crises, changes in tax laws, rates or accounting standards, or other extraordinary non-recurring items or significant change in business assumptions, if there is a valid business rationale. Pre-approved adjustments reinforce the Compensation Committee's commitment to rigorous goal setting and performance discipline, while avoiding retroactive changes to performance targets to influence pay outcomes.

Target performance requires meaningful but attainable growth over the prior year's results and aligns with the Company's annual operating plan. Maximum performance requires growth exceeding historic peak levels and favorable external conditions. Baseline performance requires growth slightly above prior year actuals, and threshold performance reflects the minimum accepted performance levels and payout.

Fiscal 2026 Goal Setting. In setting fiscal 2026 performance goals, the Compensation Committee reviewed the Company's fiscal 2025 performance, external economic forecasts, and the anticipated industry environment for fiscal 2026. The Compensation Committee also considered the impact of tariffs that were introduced in early fiscal 2026 and their expected impact on fiscal 2026 performance. The Compensation Committee recognized that fiscal 2025 results were significantly impacted by slower than expected recovery from category headwinds, challenging market conditions that were outside of management's control. Given continued expectations for a constrained category demand environment in fiscal 2026 and potential tariff exposure, the Compensation Committee determined that threshold performance should reflect the minimum level of acceptable execution under these projected conditions, rather than requiring immediate recovery to fiscal 2025 performance levels. As such, fiscal 2026 threshold performance goals for the STI plan and LTI plan were set below fiscal 2025 actual results, and a new 25% performance and payout threshold introduced, to appropriately calibrate incentives to the external environment and enhance the motivational impact of the STI and LTI programs across a broader range of performance outcomes. Baseline, target and maximum performance levels continue to require strong relative performance within the anticipated market context. In particular, baseline performance goals required modest year over year growth, target performance goals required growth higher than the low end of range of the Company's external guidance, and maximum performance goals required performance at the high end of the range of external guidance. The Compensation Committee believes this approach maintains rigor by incentivizing year over year growth at rates consistent with guidance and strong stockholder returns.

BASE SALARIES

We pay base salaries to our NEOs to compensate them for their performance of their day-to-day responsibilities and provide regular income. The salaries are based on each NEO's experience, leadership skills, and scope of responsibilities with reference to competitive market pay levels provided by FW Cook. Base salaries are reviewed on an annual basis by our Compensation Committee in consultation with FW Cook. Base salaries may be adjusted to maintain competitive pay positioning, reflect changes in responsibilities and other factors. Effective May 1, 2026, the base salary rates for our NEOs are as follows: Mr. Nelson - $650,000, Ms. Fox - $650,000 and Mr. Siegner - $560,000. See the Total Target Direct Compensation Adjustments section on page 38 for more information.

ANNUAL SHORT-TERM INCENTIVE (STI) AWARD COMPENSATION

A significant portion of each NEO's compensation is tied to Company performance. We provide for annual performance-based cash incentive opportunities for our NEOs ("STI Award") based on achievements relative to Company financial and strategic objectives. Target STI Award levels are based on a percentage of our NEOs' base salaries at the conclusion of the applicable performance year and are informed by market data and Compensation Committee judgment. In fiscal 2026, the target STI Award levels for Mr. Nelson and Ms. Fox were increased from 75% to 100%, and the target STI Award level for Mr. Siegner was increased from 60% to 70% following the Compensation Committee's annual compensation review. See the Total Target Direct Compensation Adjustments section on page 38 for more information. Actual STI Award amounts are based on achievement relative to threshold, baseline, target, and maximum performance goals established by the Compensation Committee as discussed on page 26.

Performance is measured at the end of the fiscal year and actual payouts made relative to each NEO's target STI Award opportunity as shown in the following table:

STI Payout Levels based on Performance Levels							
	Threshold		Baseline		Target		Maximum	
Name	Performance	Payout	Performance	Payout	Performance	Payout	Performance	Payout
Mr. Nelson	25% of target	104,000	50% of target	325,000	100% of target	650,000	200% of target	1,300,000
Ms. Fox		104,000		325,000		650,000		1,300,000
Mr. Siegner		98,000		196,000		392,000		784,000

Fiscal 2026 Annual Short-Term Incentive (STI) Plan Awards

Company Performance Metrics

For fiscal 2026 STI awards, the Compensation Committee selected metrics and weightings that balance a growth measure (net sales) and a profitability-related measure (adjusted EBITDA). In addition, to drive strong customer service, the Company established targets for post-purchase customer satisfaction ("CSAT") survey results as a condition to maximum payout eligibility under the 2026 STI Plan. If CSAT is not attained, the maximum payout is 180% of target (rather than 200% of target). The performance targets for each metric are based on Company operating and financial plans and other factors. Performance targets are designed to be rigorous and reward our NEOs when the goals are achieved. While external guidance may be updated during the year to reflect anticipated changes in demand and forecasted performance, the incentive compensation goals for our NEOs are not reset.

Each year, the Compensation Committee also reviews overall financial performance and adjusts for items that are not reflective of normal operating performance for that year. These adjustments are items that the Compensation Committee believes are fair to both participants and stockholders, encourage appropriate actions that foster the long-term health of the business, and are consistent with the objectives underlying our predetermined STI performance goals. The adjustments identified by the Compensation Committee at the beginning of fiscal year 2026 included the impact of tariffs, unplanned legal fees and settlement costs, currency fluctuations, global supply chain impacts, category headwinds, national/global crises, changes in tax laws, rates or accounting standards, or other extraordinary non-recurring items or significant change in business assumptions, if there is a valid business rationale.

In determining STI awards for fiscal 2026, the Compensation Committee assessed actual Company performance against the pre-established performance targets set forth in the table below and adjusted the payout percentage to reflect the significant impact of tariffs and related mitigation efforts on Company performance.

The amounts shown in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 50 reflect this level of performance.



		Performance Targets and Payout Ranges					
Metrics	Weight	Threshold Performance: 25% of target	Baseline Performance: 50% of target	Target Performance: 100% of target	Maximum Performance: 200% of target	Adjusted Results	Payout %
Net Sales (Growth measure)	50%	$644M	$682M	$715M	$750M	**$704.9M**	42.3%
Adjusted EBITDA(1) (Profitability measure)	50%	$45M	$47M	$56M	$60M	**$55.1M**	47.7%
CSAT(2) (Customer satisfaction measure)		Achievement of CSAT targets is a condition to maximum payout.				**Not Applicable**	
					Final Payout Percent		**90%**

(1) As noted above under "Goal Setting," the Compensation Committee reviews the Company's overall financial performance each year and adjusts for items that do not reflect normal operating performance for the period. For fiscal 2026, the Committee applied the Pre-Approved Adjustments to the Company's reported results and modified the final payout percentage to account for the significant impact of tariffs on overall performance.

(2) Adjusted EBITDA is a non-GAAP measure. For a discussion of this measure and for a reconciliation to the most directly comparable GAAP measure, see "Reconciliation of Non-GAAP Financial Measures" in Appendix A of this Proxy Statement.

(3) Achievement of CSAT targets is a condition to maximum payout of 200%.

Other Bonuses

As discussed on page 31, the Compensation Committee may, on a limited basis, approve other bonus awards to recognize executive performance on critical strategic initiatives or in response to extraordinary circumstances where leadership actions exceed expectations and deliver meaningful value to stockholders. The Compensation Committee may also consider awarding other bonuses for executive retention, to align compensation with competitive market levels, or as a one-time sign-on inducement award. While the Compensation Committee is committed to rewarding performance against pre-established goals under the Company's STI and LTI program, it recognizes that strong relative performance may not be fully captured within the existing STI and LTI framework. In such cases, the Compensation Committee may determine that recognition is appropriate to reinforce the Company's pay for performance philosophy.

In fiscal 2026, the Compensation Committee awarded bonuses to Mr. Nelson and Ms. Fox in the amount of $1,250,000 each to reward category outperformance, and to align their compensation to median levels, each of which are discussed below:

Realized Pay vs. Target Pay. The Compensation Committee reviewed the realized total direct compensation ("Realized Pay") for Mr. Nelson and Ms. Fox over the past three fiscal years relative to their compensation opportunities. As shown in the table below, Realized Pay has consistently fallen below target levels, primarily due to below-target payouts under the STI and LTI programs. The Compensation Committee observed that the formulaic incentive outcomes did not fully reflect the Company's performance given that its sales growth had consistently outpaced the furniture category for eight consecutive years. As a result, the Compensation Committee concluded that the STI and LTI program results were not fully aligned with the Company's actual performance and therefore warranted recognition consistent with its pay for performance philosophy. Without the other bonus payment in fiscal 2026, Mr. Nelson's and Ms. Fox's average Realized Pay over the past three years would have been 34% of their target compensation.

The table below shows the Realized Pay for Mr. Nelson and Ms. Fox for fiscal 2024, 2025, and 2026. This table differs from, and is not a substitute for, the Summary Compensation Table. SEC rules require reporting the full grant date value of equity awards in the year granted, whereas Realized Pay reflects compensation actually received, which may result in significant differences from the Summary Compensation Table. The amounts shown in the following table demonstrate that Realized Pay for Mr. Nelson and Ms. Fox is significantly lower than the target stock award opportunities despite the Company's consistently strong performance relative to the category.

■ **REALIZED PAY TABLE**

Name and Principal Position	Year	Summary Compensation Table Total[1] ($)	Stock Awards ($)	Value Realized on Vesting of Stock Awards ($)	Realized Pay[2] ($)	Realized Pay as a % of Summary Compensation Table Pay
Shawn Nelson Chief Executive Officer	2026	4,955,340	(1,995,776)	445,743	3,405,307	69%
	2025	4,671,414	(3,840,346)	181,689	1,012,757	22%
	2024	9,092,935	(8,526,949)	1,136,100	1,702,086	19%
Mary Fox President	2026	4,442,024	(1,995,776)	473,805	2,920,053	66%
	2025	4,671,414	(3,840,346)	219,722	1,050,790	22%
	2024	2,935,647	(2,369,660)	247,051	813,038	28%

[1] For fiscal 2026, the amounts reported in the Summary Compensation Table Total column for Mr. Nelson and Ms. Fox include a $1,250,000 bonus; without this bonus, their three-year average compensation would have been 34% of their total target compensation.

[2] Realized Pay is calculated by taking the amount of total compensation reported in the Summary Compensation Table, subtracting the fair value of "Stock Awards" from the Summary Compensation Table and replacing it with the amount of "Value Realized on Vesting" from the "2026 Option Exercises and Stock Vested" table on page 53.

Market Alignment. As discussed on page 37, the Compensation Committee annually assesses each NEOs total target direct compensation relative to the Company's peer group. In fiscal 2026, the Compensation Committee determined that Mr. Nelson's and Ms. Fox's total target direct compensation was positioned significantly below the 25th percentile of the market, primarily due to growth in the market compensation levels among the Company's peer group. In contrast, Mr. Siegner's total target direct compensation was more closely aligned with median levels reflecting the impact of prior adjustments. The Compensation Committee believed that Mr. Nelson's and Ms. Fox's below market compensation created a retention risk, particularly given the critical role they each play in executing the Company's long-term strategy. Accordingly, the Compensation Committee determined that a bonus award was appropriate to position Mr. Nelson's and Ms. Fox's compensation with market median compensation levels consistent with the Compensation Committee's pay philosophy. In making this determination, the Compensation Committee considered (i) the importance of retaining Mr. Nelson's and Ms. Fox's experienced leadership during a pivotal period for the Company, (ii) sustained individual performance and contributions to long-term value creation, (iii) alignment with competitive market practices, and (iv) the potential cost and disruption associated with executive turnover.

Bonus Amount. In light of the above factors, the Compensation Committee awarded bonuses to Mr. Nelson and Ms. Fox to more accurately reflect the Company's strong performance and to ensure that they were fairly compensated for carrying out the Company's strategic and operational objectives. In determining the size of the bonus awards, the Compensation Committee evaluated the compensation levels necessary to position Mr. Nelson's and Ms. Fox's compensation at approximately the market median while rewarding strong Company performance. The Compensation Committee concluded that an award of $1,250,000 for Mr. Nelson and Ms. Fox would achieve these objectives.

In connection with these bonus awards, the Compensation Committee also (i) increased the stock ownership requirements for Mr. Nelson from five times his base salary to six times his base salary, and for Ms. Fox from three times her base salary to six times her base salary, and (ii) adopted a 12-month holding period for vested shares, to further strengthen alignment with the Company's stockholders, and promote decision-making that supports long-term value creation.

The Compensation Committee recognizes that proxy advisory firms and some investors generally do not favor other bonuses, particularly when awarded outside formal incentive programs. After careful review, the Compensation Committee determined that these awards were appropriate and necessary under the circumstances to reflect actual Company performance and preserve leadership continuity. The Compensation Committee does not expect to grant similarly sized bonus awards in the ordinary course outside the formal incentive program and remains committed to maintaining a compensation program that emphasizes strong alignment with pay for performance principles and stockholder interests.

LONG-TERM INCENTIVE (LTI) COMPENSATION

To encourage a strong focus on long-term performance, our Compensation Committee grants our NEOs stock-based and cash-based awards which may be earned upon achievement of certain pre-determined performance targets or to support long-term retention. The Compensation Committee awards LTI compensation in the form of time-based RSUs and performance-based PSUs payable in stock, and LTPAs payable in stock or cash. LTI awards are generally granted to our NEOs annually and grant amounts are determined based on various factors including Company performance, strategic objectives, and alignment with market pay practices.

In fiscal 2026, the Compensation Committee awarded LTI awards to the NEOs under our 2017 Equity Plan in the form of RSUs, PSUs, and LTPAs, as applicable, each weighted as a percentage of the NEOs total LTI award value as follows: (i) Mr. Nelson - 19%, 19% and 62%, (ii) Ms. Fox - 29%, 29% and 43%, and (iii) Mr. Siegner - 28%, 28% and 44%. The Compensation Committee selected these award mixes to emphasize incentive award opportunities that are contingent upon both strong Company performance and retention. Target award values for RSUs, PSUs and LTPAs were determined based on peer group data provided by FW Cook. In fiscal 2026, the Compensation Committee increased the total LTI award target values for Mr. Nelson, Ms. Fox and Mr. Siegner to align with the peer group.

The following table shows the LTI target award values for fiscal 2026 for each of the NEOs:

Fiscal 2026 Long-Term Incentive Award Target Values	RSU ($)	PSU ($)	LTPA ($)[1]	Total Value ($)
Mr. Nelson	875,000	875,000	2,800,000	4,550,000
Ms. Fox	875,000	875,000	1,300,000	3,050,000
Mr. Siegner	395,500	395,500	630,000	1,421,000

[1] For Mr. Nelson includes an innovation acceleration CEO LTPA with a target award value of $1,500,000 as discussed on page 46.

Actual RSU, PSU and LTPA share amounts are determined by dividing the target award values by the average closing price of a share of the Company's common stock for the 30-day trading period prior to the date of grant.

Fiscal 2026 Equity Awards

Performance Share Units (PSUs). The Compensation Committee grants performance-based awards to align executive compensation with stockholder interests. PSU awards are granted to our NEOs and can be earned based on achievement of predefined Company performance metrics and targets measured by the Compensation Committee over a certain performance period. The Compensation Committee sets performance targets at the beginning of the performance period and certifies achievement levels at the end of the performance period. NEOs must be employed on the vesting date to receive the award payout. Once earned, PSUs are paid in shares of Company stock. The table below reflects the key terms of all outstanding PSU awards granted to our NEOs, and the payout percentages for each PSU grant:

Key Terms	Fiscal 2024 PSUs	Fiscal 2025 PSUs	Fiscal 2026 PSUs
Grant Date	04/15/2023	06/11/2024	04/15/2025
Vesting Date	04/15/2026	06/11/2026	04/15/2026
Tranche	3 of 3	2 of 3	1 of 3
Performance Period	12-months ending 02/01/2026	12-months ending 02/01/2026	12-months ending 02/01/2026
Performance Targets and Payout Ranges	90% achievement of both metrics yields 50% payout; 91% - 100% achievement of both metrics calculated by sliding scale. No payout for performance <90%.	80% achievement of either metric yields 25% payout with a sliding scale up to 100% for each metric. No payout for performance <80% on a metric.	90% achievement of net sales and 80% of Adjusted EBITDA targets yields 25% payout with sliding scale up to 100% payout for each metric
Shares Eligible to Vest on Vesting Date	Up to 1/3 of target PSU Award	Up to 1/3 of target PSU Award	Up to 100% of target PSU Award to be paid in equal installments over three years on anniversary of vesting date
Carryforward Provision	Unearned PSUs from 2nd tranche may vest if aggregate net sales and Adjusted EBITDA targets for fiscal 2025 and 2026 are met.	Unearned PSUs from 1st tranche may vest if aggregate net sales and adjusted EBITDA targets for fiscal 2025 and 2026 are met	—
Metrics and Targets[1]	Net sales - $715M and Adjusted EBITDA - $55.9M (each weighted 50%)		
Adjusted Results	Net Sales - $704.9M and Adjusted EBITDA – $55.1M		

Weighted Results	Fiscal 2024 PSUs	Fiscal 2025 PSUs	Fiscal 2026 PSUs
Net Sales	46.4%	47.4%	44.7%
Adjusted EBITDA[1]	46.4%	47.3%	47.3%
Final Payout %[2]	92.9%	94.7%	92.0%

[1] Adjusted EBITDA is a non-GAAP measure. For a discussion of this measure and for a reconciliation to the most directly comparable GAAP measure, see "Reconciliation of Non-GAAP Financial Measures" in Appendix A of this Proxy Statement.

[2] As noted above under "Goal Setting," the Compensation Committee reviews the Company's overall financial performance each year and adjusts for items that do not reflect normal operating performance for the period. For fiscal 2026, the Committee applied the Pre-Approved Adjustments to the Company's reported results and modified the final payout percentage to account for the significant impact of tariffs on overall performance.

The performance achievements noted above earned the NEOs the following PSUs payable on the anniversary of the grant date subject to their continued employment through the payment date:

■ EARNED PSUs TABLE

	Fiscal 2024 PSUs	Fiscal 2025 PSUs	Fiscal 2026 PSUs	Total Earned PSUs
Mr. Nelson	4,504	9,106	15,701	29,311
Ms. Fox	4,504	9,106	15,701	29,311
Mr. Siegner	2,963	4,802	7,097	14,862

Restricted Stock Units (RSUs). RSUs provide incentives for executives to remain employed by the Company to execute the Company's long-term strategic goals. The Compensation Committee believes that RSUs tie compensation to Company performance, given that the value of an RSU can increase or decrease with our stock price. RSUs vest in three equal annual installments on each of the first three anniversaries of the grant date. Vested shares are settled in common stock on each vesting date provided that the executive remains employed by the Company on such date.

Long-Term Performance Awards (LTPAs). In designing the fiscal 2026 LTI program, the Compensation Committee has determined that it is appropriate to provide the opportunity for above-target compensation outcomes when management delivers exceptional performance against our most critical financial, operational and strategic objectives. While PSUs and RSUs offer incentive opportunities targeting the market median, LTPAs are a lever used by the Compensation Committee to raise total target direct compensation up to the 75% percentile of the peer group. Accordingly, the Compensation Committee has structured the LTPA program to offer a higher potential payout for outperformance of specified core financial, operational and strategic targets. These targets reflect the key drivers of our long-term growth strategy and may include measures such as revenue growth, product innovation, profitability, and the achievement of defined strategic milestones. By providing increased value for performance that exceeds established goals, the Compensation Committee seeks to:

- Reinforce a strong pay for performance philosophy
- Motivate the NEOs to pursue ambitious, yet disciplined, growth and value-creation strategies
- Advance or accelerate the performance of certain strategic milestones that ladder up to larger, long-term term revenue generation goals
- Encourage sustained, long-term decision-making in addition to short-term results
- Align executive incentives with the interests of stockholders

Maximum payout opportunities are calibrated to be higher than target levels when performance substantially exceeds pre-established goals, which are set to be rigorous. As such, executives are rewarded commensurately with the incremental value delivered to stockholders, while maintaining appropriate downside risk when performance falls below expectations. Specific LTPA performance targets are not disclosed because they are material to the Company's long-term growth plans and disclosure could result in competitive harm. The Compensation Committee reviews performance goals and maximum award levels annually to ensure they remain challenging, competitive, and aligned with the Company's evolving strategic priorities. Once earned, LTPAs are payable in cash or stock, and unearned LTPAs are forfeited if the performance targets are not achieved by the end of the performance period. No LTPAs were earned for fiscal 2026. In fiscal 2027, the Compensation Committee discontinued LTPAs from the Company's LTI program to simplify the incentive compensation plan design.

CEO Product Innovation LTPA

In fiscal 2026, the Compensation Committee approved a one-time, performance-based cash LTPA for the Mr. Nelson (the "CEO LTPA"). This award was designed to incentivize the achievement of specific long-term strategic initiatives that the Board believes are critical to the Company's next phase of innovation, scalable growth, and sustainable value creation. The Compensation Committee determined that the Company is at a pivotal stage in expanding its product platforms and market opportunities. The CEO LTPA was structured to directly align Mr. Nelson's incentives with the successful development and commercialization of new platforms expected to materially contribute to future revenue growth. Importantly, this award:

- Is not part of Mr. Nelson's recurring annual compensation program
- Is entirely performance-based, with no guaranteed payout
- Is tied to measurable milestones that must be achieved within a defined multi-year period
- Supports the execution of long-term strategic priorities beyond the scope of annual incentive goals

The Compensation Committee believes the award appropriately reinforces accountability for delivering transformative initiatives that are expected to generate meaningful incremental revenue and enhance long-term stockholder value.

The CEO LTPA has a target award value of $1,500,000 payable in cash which may be earned based on achievement of three product launch and/or related sales milestones as shown in the table below. Failure to achieve a milestone by the end of the applicable performance period results in forfeiture of the milestone payout opportunity.

	Milestones	Performance Period	Payout	Status
1	Sales of Snugg product line meets or exceeds $10M	By Fiscal 2026	$500,000	Earned[1]
2	New product platform launch #1 via web/showroom plus achievement of sales target for platform[2]	By Fiscal 2028	$500,000	Pending
3	New product platform launch #2 via web/showroom plus achievement of sales target for platform[2]	By Fiscal 2028	$500,000	Pending

[1] The Company achieved sales of its Snugg product line in excess of $10M by fiscal 2026 which earned Mr. Nelson a cash payout of $500,000 which amount is included in the Non-Equity Incentive-Based Compensation column of the Summary Compensation Table on page 50.

[2] The specific product platforms and related net sales targets for milestones 2 and 3 are not disclosed because they are material to the Company's long-term growth plans and disclosure could result in competitive harm. The sales target for Milestone 1 is shown given such performance has been included in our 2026 Annual Report on Form 10-K.

The table below reflects the key terms of all outstanding LTPA awards granted to our NEOs:

Key Terms	Fiscal 2025		Fiscal 2026	
	LTPA 1	LTPA 2	LTPA 1	CEO LTPA
Grant Date	06/11/2024	06/11/2024	04/15/2025	06/10/2025
Grantees	All NEOs	Mr. Nelson / Ms. Fox	All NEOs	Mr. Nelson
Settled In	Stock	Stock	Cash	Cash
Performance Period	Fiscal 2025 – Fiscal 2027	Fiscal 2025 – Fiscal 2027	Fiscal 2026 – Fiscal 2028	Fiscal 2026 – Fiscal 2028
Metrics and Targets	Stretch Net Sales and Adjusted EBITDA	Stretch Net Sales and Adjusted EBITDA	Stretch Net Sales and Adjusted EBITDA	Three product launches plus achievement of related net sales targets, each a "Milestone"
Performance and Payout Ranges[1]	50% of target LTPA earned if either performance target met; 100% of target LTPA earned if both targets met.	50% of target LTPA earned if either performance target met; 100% of target LTPA earned if both targets met.	50% of target LTPA earned if either performance target met; 100% of target LTPA earned if both targets met.	1/3 of target LTPA value earned upon achievement of a Milestone
Achievement	Pending	Pending	Pending	1/3 of award earned

[1] For the fiscal 2025 LTPAs and fiscal 2026 LTPA 1s, the amount of LTPA earned for performance in between the payout ranges for each metric is determined using linear interpolation.

Retirement or Similar Benefit Plans

The Lovesac Company 401(k) Plan is designed to provide retirement benefits to all eligible full-time and part-time associates. The 401(k) Plan provides associates with the opportunity to save for retirement on a tax-favored basis. The 401(k) Plan permits elective deferral contributions, safe harbor matching 100% contributions, not to exceed 4% of their compensation with immediate vesting, and profit-sharing contributions. All our associates (both full-time and part-time) (except for union associates and non-resident aliens) are eligible to participate in the 401(k) Plan as of the first day of the month following 30-days of completed service and are over the age of 21.

Post-Employment Agreements

For a description of the material terms of each contract, agreement, plan or arrangement with our NEOs at, following, or in connection with the resignation or other termination of an NEO, or a change in control, see the section entitled "Executive Employment Arrangements" beginning on page 53.

OTHER COMPENSATION POLICIES

Associate Benefits

We provide benefits to all eligible associates, including our NEOs, which the Compensation Committee believes are reasonable and consistent with its overall compensation objective to better enable us to attract and retain associates. These benefits include medical, dental and vision insurance, a 401(k) plan, life and disability insurance, flexible spending accounts, a monthly stipend for home office expenses and discounts on Company product. There are no perquisites offered to our NEOs.

Stock Ownership Guidelines

The Board adopted stock ownership guidelines for our NEOs. The guidelines require our NEOs to accumulate and hold shares of the Company's common stock valued at a multiple of his or her annual base salary within five years of the effective date of the guidelines, or five years of becoming subject to the guidelines, whichever is earlier ("Stock Ownership Requirement"). The Stock Ownership Requirements for our NEOs are set forth below:

Level	Fiscal 2026 Stock Ownership Requirement	Fiscal 2027 Stock Ownership Requirement
CEO	5 times base salary	6 times base salary
President	3 times base salary	6 times base salary
EVP, CFO and Treasurer	2 times base salary	2 times base salary

The following equity holdings qualify toward satisfaction of the Stock Ownership Requirement:

- Shares directly owned by the NEO or his or her immediate family members residing in the same household;
- Shares beneficially owned by the NEO, but held in trust, limited partnerships, or similar entities for the sole benefit of the NEO or his or her immediate family members residing in the same household;
- Shares held in retirement or deferred compensation accounts for the benefit of the NEO or his or her immediate family members residing in the same household; and
- Time-based RSUs that have not vested.

Unexercised stock options, whether vested or unvested, and unearned performance-based awards do not count towards the guidelines. In the event the NEO does not meet the Stock Ownership Requirement as of the applicable deadline, the Compensation Committee may (but is not required to) require that the NEO retain an amount equal to all or a portion of the net shares received following the exercise of Company stock options or the vesting of time-based RSUs until the applicable Stock Ownership Requirement has been satisfied.

As of the end of fiscal 2026, all NEOs were in compliance with the guidelines, or on track for compliance within the time period prescribed under the guidelines.

In fiscal 2027, the Compensation Committee increased the Stock Ownership Requirement for Mr. Nelson from five times his base salary to seven times his base salary, and for Ms. Fox from three times her base salary to seven times her base salary to further promote alignment with stockholder interests and long-term value creation. The Compensation Committee also adopted a 12-month holding period for all vested shares to ensure the NEO's investment in sustained Company performance and continued engagement.

Clawback Policy

The Board adopted a Clawback Policy requiring the recovery of or forfeiture to the Company of any excess incentive compensation received from our NEOs if (a) the Company is required to restate any financial results due to the material noncompliance of the Company with any financial reporting requirements under the securities laws, and (b) the Audit Committee determines that the NEOs engaged in misconduct (including, but not limited to an act of fraud or breach of fiduciary duty) that resulted in the material noncompliance.

Excess incentive compensation means an amount up to the difference between (a) any incentive compensation paid, granted, vested, settled or accrued during the three completed fiscal years before the restatement, and (b) the incentive compensation the NEO would have been paid or awarded based on the accurate financial information or restated financial results. The Board may recover, or require the forfeiture of, different amounts from different covered officers on such basis as it shall deem appropriate, including the recovery or forfeiture of service-based compensation received under awards with purely time-based vesting requirements if such awards were granted, vested, exercised or paid during the applicable recovery periods. Material noncompliance means fraud or intentional failure to comply with any material reporting requirements for the representation of financial results of the Company in a public filing with the SEC.

In 2022, the SEC adopted final rules related to clawbacks under the Dodd-Frank Wall Street Reform and Consumer Protection Act which rules were implemented by the securities exchanges in 2023. In addition to the Company's Clawback Policy described above, the Board maintains a Dodd-Frank Clawback Policy, conforming to the requirements put forth by Nasdaq.

Insider Trading, Anti-Hedging and Pledging Policies

We have an Insider Trading Policy that requires our directors, NEOs and other senior associates to pre-clear transactions in our common stock with the Company's finance and legal departments. Trading is permitted only during specified quarterly Company open trading periods. Our NEOs may enter into a trading plan under Rule 10b5-1 of the Exchange Act. These trading plans may be entered into only during an open trading period, must be approved by the Company's finance and legal departments, and must include a waiting period prior to commencement of trading under the plan. An executive bears the full responsibility if he or she violates the Company policy by permitting shares to be bought or sold without pre-clearance or when trading is restricted.

In addition, our policy prohibits our directors and NEOs from short-term trading, short selling, buying or selling puts or calls or other derivative securities on the Company's securities, trading on margin, hedging, or pledging shares of our common stock as collateral for margin loans ("Prohibited Trading Activities") without the prior approval of our Board. In fiscal 2027, the Board amended the Insider Trading Policy to ban all Prohibited Trading Activities entirely, removing its approval rights. No directors or NEO are engaged in Prohibited Trading Activities as of the date of this Proxy Statement.

In fiscal 2024, the Board amended the Insider Trading Policy to incorporate new rules adopted by the SEC regarding Rule 10b5-1 trading plans relating to mandatory cooling off periods, director and officer certifications, restrictions on overlapping plans and single trade arrangements, requirements to act in good faith, and quarterly and annual disclosure of plans adopted, amended or terminated.

Practices Related to the Timing of Equity Compensation

The Compensation Committee does not grant equity awards in anticipation of the release of material nonpublic information ("MNPI"), and the Company does not time the release of MNPI based upon grant dates of equity awards. The Company has not granted stock options or other appreciation awards since 2019.

Tax and Accounting Considerations

In making decisions about executive compensation, we continue to consider the impact of regulatory provisions, including the provisions of Section 409A of the Internal Revenue Code, as amended, regarding non-qualified deferred compensation and the "golden parachute" provisions of Section 280G of the Internal Revenue Code, as amended, as well as how various elements of compensation will impact our financial results, including the impact of applicable stock compensation accounting rules, which determine how we recognize the cost of associate services received in exchange for awards of equity instruments. While the Compensation Committee considers regulatory provisions and the impact of compensation elements on our financial results as factors in determining executive compensation, the Compensation Committee believes that it is in the best interests of our stockholders to maintain flexibility in our approach to executive compensation and to structure a program that we consider to be the most effective attracting, motivating and retaining key executives.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis section with management. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis section be included in this Proxy Statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2026.

Respectfully submitted by the members of the Compensation Committee of the Board:

THE COMPENSATION COMMITTEE

Sharon M. Leite, Chair
Walter F. McLallen
Vineet Mehra
Shirley Romig

SUMMARY COMPENSATION TABLE

The following Summary Compensation Table summarizes the total compensation paid to or earned by each of our named executive officers for services provided to the Company for fiscal 2026.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4][5]	All Other Compensation ($)[6]	Total ($)
Shawn Nelson Chief Executive Officer	2026	598,000	1,250,000	1,995,776	1,085,000	26,564	4,955,340
	2025	528,225	123,750	3,840,346	165,000	14,090	4,671,414
	2024	476,996	—	8,526,949	74,990	14,000	9,092,935
Mary Fox President	2026	598,000	1,250,000	1,995,776	585,000	13,248	4,442,024
	2025	528,225	123,750	3,840,346	165,000	14,090	4,671,414
	2024	476,996	—	2,369,660	74,990	14,000	2,935,647
Keith Siegner EVP, Chief Financial Officer and Treasurer	2026	513,000	—	902,114	352,800	13,384	1,781,298
	2025	460,500	203,520	1,448,634	111,360	13,849	2,237,863
	2024	300,000	50,000	515,607	66,825	1,500	933,932

[1] The **Salary** column reflects base salaries paid during the years shown.

[2] The **Bonus** column reflects amounts paid to Mr. Nelson and Ms. Fox to align their TTDC with market levels, and to address gaps in realized pay versus target pay despite strong Company performance, as more fully discussed on page 42.

[3] The **Stock Awards** column reflects the fair value of RSUs and PSUs granted in fiscal 2026 as computed in accordance with FASB ASC Topic 718. The methods and assumptions used to calculate these amounts are discussed in Note 9 to our financial statements included in our 2026 Annual Report for the fiscal year ended February 1, 2026. The aggregate grant date fair value for each type of award assumes the satisfaction of all relevant conditions. If the Company were to meet its performance targets the maximum payout for PSUs is 100% of target, consistent with the values in the table.

[4] The **Non-Equity Incentive Plan Compensation** column reflects payments made under the Company's STI, as adjusted by the Compensation Committee, based on performance relative to net sales, adjusted EBITDA and CSAT targets established for the 12-month performance period ended February 1, 2026. See the section titled "Fiscal 2026 Annual STI Plan Awards" on page 41 for more information.

[5] For Mr. Nelson includes payment of $500,000 related to achievement of the first Milestone of his fiscal 2026 CEO LTPA as more fully described on page 46.

[6] The **All Other Compensation** column includes 401(k) matching contributions for the named executive officers.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)[6]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Shawn Nelson									
STI[1]		325,000	650,000	1,300,000	—	—	—	—	—
RSU[2]	04/15/2025	—	—	—	—	—	—	51,200	997,888
PSU[3]	04/15/2025	—	—	—	12,800	51,200	—	—	997,888
FY26 LTPA1[4]	04/15/2025	650,000	1,300,000	—	—	—	—	—	—
CEO LTPA[5]	06/10/2025	—	1,500,000	—	—	—	—	—	—
Mary Fox									
STI[1]		325,000	650,000	1,300,000	—	—	—	—	—
RSU[2]	04/15/2025	—	—	—	—	—	—	51,200	997,888
PSU[3]	04/15/2025	—	—	—	12,800	51,200	—	—	997,888
FY26 LTPA1[4]	04/15/2025	650,000	1,300,000	—	—	—	—	—	—
Keith Siegner									
STI[1]		196,000	392,000	588,000	—	—	—	—	—
RSU[2]	04/15/2025	—	—	—	—	—	—	23,143	451,057
PSU[3]	04/15/2025	—	—	—	5,785	23,143	—	—	451,057
FY26 LTPA1[4]	04/15/2025	315,000	630,000	—	—	—	—	—	—

[1] NEOs can earn STI Awards between 0% and 200% of target based on net sales, adjusted EBITDA and CSAT performance relative to targets pre-established by the Compensation Committee. Performance is measured at the end of a 12-month performance period ending February 1, 2026. Actual payout levels are shown in the Summary Compensation Table on page 50.

[2] Reflects RSUs that vest in three equal annual installments on each of the first, second, and third anniversaries of the grant date, subject to continued service with the Company through the vesting date.

[3] Reflects PSUs that may be earned based on achievements relative to net sales and adjusted EBITDA performance targets pre-established by the Compensation Committee. NEOs are eligible to earn between 25% and 100% of their target award. PSUs are payable in shares of the Company's common stock, subject to continued service with the Company through the vesting date. See the section "Fiscal 2026 Equity Awards" on page 44 for additional information.

[4] Reflects LTPA1s that may be earned based on achievements relative to stretch net sales and adjusted EBITDA performance targets pre-established by the Compensation Committee. NEOs are eligible to earn between 25% and 100% of their target award value. LTPA1s are payable in cash, subject to continued service with the Company through the vesting date. See the section "Long-Term Performance Awards" on page 45 for additional information.

[5] Reflects the CEO LTPA that may be earned by Mr. Nelson based on achievements relative to three new product launches and related net sales Milestones pre-established by the Compensation Committee. Mr. Nelson is eligible to earn 1/3 of the target CEO LTPA award value upon achievement of a Milestone within the prescribed performance period. The CEO LTPA is payable in cash, subject to continued service with the Company through the vesting date. See the section "Long-Term Performance Awards" on page 45 for additional information.

[6] Reflects the grant date fair value of awards computed in accordance with FASB ASC Topic 718. For a discussion of the assumptions and methodologies used in calculating the grant date fair value of the awards reported, see Note 9 to the Company's financial statements in the Company's 2026 Annual Report for the fiscal year ended February 1, 2026.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information concerning each NEOs outstanding equity awards as of the fiscal year ended February 1, 2026.

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[1] (#)	Market Value of Shares of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[6]
Shawn Nelson	06/05/2019	330,244	—	38.10	06/05/2029	—	—	—	—
	03/27/2023	—	—	—	—	—	—	235,000[4]	3,130,200
	04/15/2023	—	—	—	—	4,848	64,595	9,696[3]	129,151
	06/11/2024	—	—	—	—	19,232	256,170	19,232[3]	256,170
	06/11/2024	—	—	—	—	—	—	59,616[5]	794,085
	06/11/2024	—	—	—	—	—	—	37,981[5]	505,907
	04/15/2025	—	—	—	—	51,200	681,984	51,200[3]	681,984
Mary Fox	04/15/2023	—	—	—	—	4,848	64,595	9,696[3]	129,151
	06/11/2024	—	—	—	—	19,232	256,170	19,232[3]	256,170
	06/11/2024	—	—	—	—	—	—	59,616[5]	794,085
	06/11/2024	—	—	—	—	—	—	37,981[5]	505,907
	04/15/2025	—	—	—	—	51,200	681,984	51,200[3]	681,984
Keith Siegner	06/30/2023	—	—	—	—	3,189	42,477	6,378[3]	84,955
	06/11/2024	—	—	—	—	10,142	135,091	10,142[3]	135,091
	06/11/2024	—	—	—	—	—	—	28,154[5]	375,011
	04/15/2025					23,143	308,265	23,143[3]	308,265

[1] Reflects RSUs which vest in three equal annual installments on the anniversary of the grant date subject to continued service with the Company through the vesting dates.

[2] Reflects the market value of the shares underlying RSUs that have not vested as of the fiscal year ended February 1, 2026, based on the closing price of our common stock of $13.32 per share on January 30, 2026, the last trading day of fiscal 2026.

[3] Reflects Fiscal 2024 PSUs, Fiscal 2025 PSUs and Fiscal 2026 PSUs which may be earned based on the Company's performance relative to pre-established metrics and targets set by the Compensation Committee for the applicable performance periods. See the discussion on page 44 for more information on PSU awards.

[4] Reflects a performance-based stock retention award granted to Mr. Nelson ("Nelson Retention Grant") that vests upon achievement of certain stock price and net sales goals over a five- and seven-year performance period, as applicable.

[5] Reflects Fiscal 2025 LTPA1s granted to the NEOs, and Fiscal 2025 LTPA2s granted to Mr. Nelson and Ms. Fox which may be earned based on the Company's performance relative to stretch net sales and adjusted EBITDA targets pre-established by the Compensation Committee over a three-year performance period ending in fiscal 2027. See the section "Long-Term Performance Awards" on page 45 for additional information.

[6] Reflects the market value of the shares underlying the Nelson Retention Grant, Fiscal 2024 PSUs, Fiscal 2025 PSUs, Fiscal 2025 LTPA1s and LTPA2s, and Fiscal 2026 PSUs, as applicable, as of the fiscal year ended February 1, 2026, assuming performance at target, and based on the closing price of our common stock of $13.32 per share on January 30, 2026, the last trading day of fiscal 2026.

OPTION EXERCISES AND STOCK VESTED

The following table provides information on stock options exercised and stock awards that vested for the NEOs in fiscal 2026.

| | Option Awards | | Stock Awards | |
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Name				
Shawn Nelson	—	—	22,119	445,743
Mary Fox	—	—	24,536	473,805
Keith Siegner	—	—	10,834	216,643

[1] The **Value Realized on Vesting** is based on the number of shares of the Company's common stock that vested on the vesting date multiplied by the closing price of the Company's common stock on the vesting date – April 15, 2025 of $19.49; June 11, 2025 of $20.50; June 30, 2025 of $18.20; and November 18, 2025 of $11.61.

EXECUTIVE EMPLOYMENT ARRANGEMENTS

We have entered into Employment Agreements with our named executive officers which have no specific term and provide that each is an at-will employee. Each Employment Agreement provides for a base salary, adjusted from time to time, target STI Award, and equity compensation. The Employment Agreements also provide for, among other things, the reimbursement of all reasonable travel and other out-of-pocket expenses incurred in connection with the NEO's employment, paid vacation leave, and post-employment compensation which is discussed on page 54. The following is a summary of the key terms of each NEO's employment agreement:

- **Shawn Nelson.** Effective October 26, 2017, the Company entered into an Employment Agreement with Mr. Nelson, which was amended on October 2, 2019, March 24, 2022, and March 23, 2023 and included as Exhibits to our 2026 Annual Report. As of May 1, 2025, Mr. Nelson's annual base salary was $650,000, and he was eligible for an STI Award with a target value of 100% of his base salary ($650,000) up to a cap of 200% of his base salary. He was also eligible for annual LTI awards comprised of (i) RSUs and PSUs (equally weighted) with a target value of $1,750,000; (ii) Fiscal 2026 LTPA1s with a target value of $1,300,000; and (iii) Fiscal 2026 CEO LTPA with a target value of $1,500,000. Pursuant to his Employment Agreement, as amended and restated on March 23, 2023, the non-competition and non-solicitation covenants are for a term of 24 months following his termination of employment and correspondingly increases the period during which he will be entitled to severance compensation and benefits upon a termination of his employment without Cause or for Good Reason (in each case, as defined in the amended and restated Employment Agreement) for 24 months. The other material terms and conditions of the amended and restated Employment Agreement generally remain unchanged from those set forth in his prior Employment Agreements.

- **Mary Fox.** Effective September 30, 2021, the Company entered into an Employment Agreement with Ms. Fox which is included as Exhibits to our 2026 Annual Report. As of May 1, 2025, Ms. Fox's annual base salary was $650,000, and she was eligible for an STI Award with a target value of 100% of her base salary ($650,000) and a cap of 200% of her base salary. She was also eligible for annual LTI awards comprised of (i) RSUs and PSUs (equally weighted) with a target value of $1,750,000; and (ii) Fiscal 2026 LTPA1s with a target value of $1,300,000.

- **Keith Siegner.** Effective June 1, 2023, the Company entered into an Employment Agreement with Mr. Siegner, which was amended on February 23, 2026 and is included as Exhibits to our 2026 Annual Report. As of May 1, 2026, Mr. Siegner's base salary was $560,000, and he was eligible for an STI Award with a target value of 70% of his base salary ($392,000) up to a cap of 140% of his base salary. He was also eligible for annual LTI awards comprised of (i) RSUs and PSUs (equally weighted) with a target value of $791,000; and (ii) LTPA1s with a target value of $630,000.

POST-EMPLOYMENT COMPENSATION

The Employment Agreements and provisions in our 2017 Equity Plan and award agreements offer post-employment compensation to the NEOs under certain scenarios and contain restrictive covenants applicable for a corresponding period after termination. The table below describes the compensation and benefits payable to the NEOs upon the termination scenarios noted. There are no incremental benefits payable to an NEO upon death, voluntary termination of employment, or termination for cause.

	Death	Disability	Termination of NEO Without Cause	Termination by NEO for Good Reason	Termination of NEO Without Cause or by NEO for Good Reason following Change in Control
Salary Continuation	—	4 months for all NEOs	• 24 months for CEO • 12 months for other NEOs		
STI Award	—	—	Eligible for pro-rata STI award based on achievement of performance targets		
Health and Life Benefits	—	—	• 24 months for CEO • 12 months for other NEOs		
Long-term Inventive Awards	• Unvested RSUs / PSUs / LTPAs forfeited • Vested stock options exercisable 12 months after termination date but not later than expiration date		• Unvested RSUs / PSUs vest in full • Unvested LTPAs forfeited		• Unvested RSUs and PSUs vest in full • LTPAs vest pro-rata based on months of service from grant date to termination date

(1)   Treatment of equity upon the termination scenarios described above is governed by the terms of the 2017 Equity Plan and related award agreements.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL

The table below shows potential payments to our NEOs in the event of their termination of employment by the Company without Cause, termination by the executive for Good Reason, and termination due to disability or in connection with a change in control. The payments and benefits extended to the NEOs upon each of these termination scenarios are payable pursuant to the terms of each of their Employment Agreements, the 2017 Equity Plan and related award agreements. Except as otherwise described under the Executive Employment Arrangements section on page 53. The table below assumes the following:

- Termination of employment or change of control, as applicable, occurred on February 1, 2026, the last day of fiscal 2026.
- The Company performed at target levels for purposes of calculating the STI and LTI awards.
- The NEOs elected COBRA benefits for the maximum time period allowed under their Employment Agreements.

Name	Disability ($)	Termination of NEO Without Cause or by Executive for Good Reason ($)	Termination of NEO Without Cause or by NEO for Good Reason following Change in Control ($)
Shawn Nelson			
Cash Severance	216,667	1,300,000	1,300,000
STI Award	—	650,000	650,000
Health and Life Benefits	—	67,239	67,239
Equity	—	5,200,235	6,500,227
TOTAL	**216,667**	**7,217,564**	**8,517,556**
Mary Fox			
Cash Severance	216,667	650,000	650,000
STI Award	—	650,000	650,000
Health and Life Benefits	—	29,789	29,789
Equity	—	2,070,035	4,670,027
TOTAL	**216,667**	**3,399,824**	**5,999,816**
Keith Siegner			
Cash Severance	186,667	560,000	560,000
STI Award	—	392,000	392,000
Health and Life Benefits	—	26,968	26,968
Equity	—	1,014,145	2,019,156
TOTAL	**186,667**	**1,993,113**	**2,998,124**

PAY VERSUS PERFORMANCE

This disclosure has been prepared in accordance with the SEC's pay versus performance rules in Item 402(v) of Regulation S-K under the 1934 Act ("Item 402(v)") and does not necessarily reflect value actually realized by the NEOs. The following tables and related disclosures provide information about (i) the total compensation ("SCT Total") of our principal executive officer ("PEO") and our non-PEO NEOs (collectively, the "Other NEOs") as presented in the Summary Compensation Table on page 50, (ii) the "compensation actually paid" ("CAP") to our PEO and our Other NEOs, as calculated pursuant to Item 402(v), (iii) certain financial performance measures used by the Company when making compensation decisions, and (iv) the relationship of the CAP to those financial performance measures.

Year[1]	Summary Compensation Total for PEO ($)	Compensation Actually Paid to PEO ($)[2]	Average Summary Compensation Table Total for Non-PEO Named Executive Officers ($)	Average Compensation Actually Paid to Non-PEO Named Executive Officers ($)[2]	Value of Initial Fixed $100 Investment Based On:		Net Income ($M)	Company Selected Measure: Adjusted EBITDA ($M)[4]
					Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)[3]		
FY26	4,955,340	426,362	3,111,661	1,304,203	24	126	4.1	36.1
FY25	4,671,414	4,242,538	3,454,639	3,481,915	45	102	11.6	47.8
FY24	9,092,935	3,744,799	1,722,952	917,163	41	87	23.9	54
FY23	3,204,682	(2,926,332)	2,411,309	182,775	229	118	28.2	60.4
FY22	1,640,096	(961,134)	1,798,217	1,123,546	445	122	45.9	55.5

[1] The Principal Executive Officer ("PEO") in all five reporting years is our CEO, Shawn Nelson. The Non-PEO NEOs for fiscal years 2026 and 2025 are Mary Fox and Keith Siegner. The Non-PEO NEOs for fiscal year 2024 are Jack Krause, Mary Fox, Donna Dellomo, and Keith Siegner. The Non-PEO NEOs for fiscal years 2023 and 2022 are Jack Krause, Mary Fox, and Donna Dellomo.

[2] "Compensation actually paid" amounts to our CEO and NEOs in each of 2026, 2025, 2024, 2023, and 2022, reflect the respective Summary Compensation Total with adjustments shown below as determined pursuant to SEC rules.

[3] Reflects the total shareholder return indexed to $100 per share for the Russell 2000 Index.

[4] Adjusted EBITDA is a non-GAAP measure. For a discussion of this measure and for a reconciliation to the most directly comparable GAAP measure, see "Reconciliation of Non-GAAP Financial Measures" in Appendix A of this Proxy Statement.

Year	SCT Total ($)	Minus SCT Change in Pension Value ($)	Plus Pension Value Service Cost ($)	Minus SCT Equity ($)	Plus (Minus) EOY Fair Value of Equity Awards Granted During Fiscal Year that are Outstanding and Unvested at EOY ($)	Plus (Minus) Change from BOY to EOY in Fair Value of Awards Granted in Any Prior Fiscal Year that are Outstanding and Unvested at EOY ($)	Plus Fair Value at Vesting Date of Awards Granted and Vested During the Fiscal Year ($)	Plus (Minus) Change in Fair Value from BOY to Vesting Date of Awards Granted in Any Prior Fiscal Year that Vested During the Fiscal Year ($)	Minus Fair Value at BOY of Awards Granted in Prior Year that were Forfeited During the Fiscal Year ($)	Plus Value of Dividends or Other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Calculated CAP ($)
PEO											
2026	4,955,340	0	0	1,995,776	1,345,782	(3,759,364)	0	(119,620)	0	0	426,362
2025	4,671,414	0	0	3,840,346	3,848,324	(409,567)	0	(27,287)	0	0	4,242,538
2024	9,092,935	0	0	8,526,949	3,254,606	(37,011)	0	(38,782)	0	0	3,744,799
2023	3,204,682	0	0	2,472,858	1,362,906	(494,398)	0	(4,526,664)	0	0	(2,926,332)
2022	1,640,096	0	0	732,744	441,972	(2,832,849)	0	522,391	0	0	(961,134)
Average Non-PEO NEOs											
2026	3,111,661	0	0	1,448,945	977,046	(1,219,251)	0	(116,308)	0	0	1,304,203
2025	3,454,639	0	0	2,644,490	2,640,910	37,211	0	(6,355)	0	0	3,481,915
2024	1,722,952	0	0	1,267,306	508,592	(28,080)	0	(18,995)	0	0	917,163
2023	2,411,309	0	0	1,579,290	870,419	(346,322)	0	(1,173,341)	0	0	182,775
2022	1,798,217	0	0	884,257	538,217	(606,465)	0	277,834	0	0	1,123,546

"SCT" — Summary Compensation Table; "CAP" — Compensation Actually Paid; "EOY" — End of Year; "BOY" — Beginning of Year

Equity valuations above are as follows: Stock option fair values are calculated based on a Monte Carlo simulation as of each measurement date. Performance-based restricted stock fair values are calculated assuming target performance on the grant date. Subsequent valuations reflected probable outcomes at each measurement date and the actual outcome when vested. All time-vested restricted stock fair values are determined based on the valuation assumptions at the time of the grant.

FINANCIAL PERFORMANCE MEASURES

As described in detail in the "Compensation Discussion and Analysis," the Company's executive compensation program consists of several compensation elements reflecting the Company's pay for performance philosophy, including equity compensation. The most important financial performance measures used to link compensation actually paid to the Company's named executive officers with the Company's performance for fiscal 2026 are adjusted EBITDA and net sales.

RELATIONSHIP BETWEEN COMPENSATION ACTUALLY PAID AND COMPANY PERFORMANCE

The graphs below show the relationship between compensation actually paid ("CAP") to our PEO and Other NEOs and (i) the Company's adjusted EBITDA performance (non-GAAP), (ii) the Company's net income performance, and (iii) the Total Shareholder Return ("TSR") of both the Company and the Russell 2000 Index, in each case for the fiscal years ended 2022, 2023, 2024, 2025 and 2026.

In accordance with Item 402(v), the CAP calculation reflects, among others, adjustments to the fair value of equity awards during the years presented. Factors impacting the fair value of equity awards include the price of our common stock at year end, as well as the projected and actual achievement of performance goals.

◼ **CAP VS TSR FY22 - FY26**



◼ **CAP VS NET INCOME FY22 - FY26**



■ **CAP VS ADJUSTED EBITDA FY22 - FY26**



CEO PAY RATIO

Under SEC rules, the Company is providing the following information for fiscal year 2026:

- The total compensation of the median employee, excluding the CEO, was $22,725
- The annual total compensation of the CEO was $4,955,340
- The ratio of CEO total compensation to median employee total compensation: 218 to 1

Our CEO pay ratio information is a reasonable good faith estimate calculated in a manner consistent with the SEC pay ratio rules and methods for disclosure.

For fiscal year 2026, the Company used the same median employee identified for fiscal year 2025. In connection with this determination, the Company reviewed its employee population and compensation arrangements and confirmed that there were no significant changes that would reasonably be expected to materially affect the pay ratio calculation. The Company continues to use W-2 wages for the applicable calendar year for all employees, excluding the CEO, employed as of December 31, 2025. On the determination date, our employee population consisted of 1,889 individuals, all located in the United States. This population consisted of our full-time, part-time, seasonal and temporary employees. There are no employee exclusions considered for median employee determination.

The Company's workforce includes a significant number of part-time retail associates. The median employee is a part-time hourly associate earning $19.36 per hour and eligible to participate in the Company's field incentive program. The prevalence of part-time roles within the Company's retail operating model significantly influences the median employee compensation level and, therefore, the resulting pay ratio.

Once we identified our median employee, we combined all the elements of the median employee's compensation for fiscal year 2025 to determine the median employee total compensation in accordance with the requirements of item 402(c)(2)(x) of Regulation S-K and compared such total compensation to the total compensation of our CEO, as reported in the Summary Compensation Table.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock by:

- each stockholder known by us to be the beneficial owner of more than 5% of our outstanding common stock based solely on our review of filings with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act,

- each of our current directors, nominees and named executive officers, and

- all of our current executive officers, directors and nominees as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Shares of common stock subject to options or RSUs currently exercisable, or exercisable within 60 days of April 16, 2026, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or RSU but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.

Information set forth in the table with respect to beneficial ownership of common stock has been obtained from filings made by the named beneficial owners with the SEC as of April 14, 2026, or, in the case of our current executive officers and directors, has been provided to us by such individuals. We have based our calculation of the percentage of beneficial ownership of 14,617,106 shares of our common stock outstanding as of April 14, 2026. Except as otherwise noted, the address of each person or entity in the following table is c/o The Lovesac Company, 421 Atlantic Street, Suite 201, Stamford, Connecticut 06901.

Name	Number of Outstanding Shares Owned	Shares Subject to Options and RSUs[14]	Total Beneficial Ownership	Percent of Shares Outstanding
5% Stockholders:				
BlackRock, Inc.[1]	1,174,234	—	1,174,234	8.03%
Anson Funds[2]	1,045,665	—	1,045,665	7.15%
FMR LLC[3]	1,041,060	—	1,041,060	7.12%
Hood River Capital Management[4]	987,744	—	987,744	6.76%
Springhouse Capital, LP[5]	918,674	—	918,674	6.28%
Arrowstreet Capital, LP[6]	780,636	—	780,636	5.34%
Senvest Management[7]	750,141	—	750,141	5.13%
Kanen Wealth Management LLC[8]	738,001	—	738,001	5.05%
Executive Officers, Directors and Nominees:				
Shawn Nelson[9]	221,154	391,119	612,273	4.08%
Mary Fox	36,646	60,875	97,521	*
Keith Siegner	15,375	27,665	43,040	*
Alan Boehme	—	—	—	*
Andrew R. Heyer[10][11]	349,665	12,616	362,281	2.47%
Sharon M. Leite[12]	20,966	6,308	27,274	*
Wan Ling Martello	—	—	—	*
Walter F. McLallen[13]	40,000	6,308	46,308	*
Vineet Mehra	16,684	6,308	22,992	*
Shirley Romig	17,573	6,308	23,881	*
All Executive Officers, Directors and Nominees as a group (10 persons)	**718,063**	**517,506**	**1,235,569**	**7.79%**

■ SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

*   Represents beneficial ownership of less than one percent (1%).

(1)   Based on information contained in a Schedule 13G/A filed by BlackRock, Inc. ("BlackRock") on January 26, 2024 reporting ownership of these shares as of December 31, 2023. According to the Schedule 13G/A, BlackRock reported that, as of December 31, 2023, it had sole voting power for 1,167,298 shares of our common stock and sole dispositive power for 1,174,234 shares of our common stock. BlackRock's address is 50 Hudson Yards, New York, New York 10001.

(2)   Based on information contained in a Schedule 13D/A filed by Anson Funds Management LP ("Anson"), Anson Management GP LLC ("Anson GP"), Tony Moore, Anson Advisors Inc. ("Anson Advisors"), Amin Nathoo and Moez Kassam on April 14, 2025 reporting ownership of these shares as of April 10, 2025. According to the Schedule 13D, Anson, Anson GP, Anson Advisors and Messrs. Moore, Nathoo and Kassam reported that, as of April 10, 2025, they had shared voting and shared dispositive power for 1,045,665 shares of our common stock. Anson's, Anson GP's and Mr. Moore's address is 16000 Dallas Parkway, Suite 800, Dallas, Texas 75248. Anson Advisors', Mr. Nathoo's and Mr. Kassam's address is 181 Bay Street, Suite 4200, Toronto, Ontario M5J 2T3.

(3)   Based on information contained in a Schedule 13G/A filed by FMR LLC ("FMR") and Abigail P. Johnson ("Ms. Johnson") on August 6, 2025 reporting ownership of these shares as of June 30, 2025. According to the Schedule 13G, FMR reported that, as of June 30, 2025, FMR had sole voting power for 1,040,524 shares of our common stock, and that FMR and Ms. Johnson had sole dispositive power for 1,041,060.45 shares of our common stock. FMR's address is 245 Summer Street, Boston, Massachusetts 02210.

(4)   Based on information contained in a Schedule 13G/A filed by Hood River Capital Management LLC ("Hood River") on February 17, 2026 reporting ownership of these shares as of December 31, 2025. According to the Schedule 13G/A, Hood River reported that, as of December 31, 2025, it had sole dispositive power for 987,744 shares of our common stock. Hood River's address is 2373 PGA Boulevard, Suite 200, Palm Beach Gardens, Florida 33410.

(5)   Based on information contained in a Schedule 13G filed by Springhouse Capital Management, L.P. Springhouse Capital (U.S.), L.P., Springhouse Asset Management LLC, Springhouse Capital Management G.P., LLC (collectively, "Springhouse") and Brian Gaines ("Mr. Gaines") on February 24, 2026 reporting ownership of these shares as of December 31, 2025. According to the Schedule 13G, Springhouse and Mr. Gaines reported that, as of December 31, 2025, it had shared voting and dispositive power for 905,874 shares of our common stock, and that Mr. Gaines had sole voting and dispositive power for 12,800 shares. Springhouse's address is 18 Burr Farms Road, Westport, Connecticut 06880.

(6)   Based on information contained in a Schedule 13G filed by Arrowstreet Capital, Limited Partnership and Arrowstreet Capital Holding, LLC (collectively, "Arrowstreet") on February 13, 2026 reporting ownership of these shares as of December 31, 2025. According to the Schedule 13G, Arrowstreet reported that, as of December 31, 2025, it had sole voting power for 748,036 shares of our common stock and sole dispositive power for 780,636 shares of our common stock. Arrowstreet's address is 200 Clarendon Street, 30th Floor, Boston, Massachusetts 02116.

(7)   Based on information contained in a Schedule 13G/A filed by Senvest Management LLC ("Senvest") and Richard Mashaal on February 12, 2026 reporting ownership of these shares as of December 31, 2025. According to the Schedule 13G/A, Senvest reported that, as of December 31, 2025, it had shared voting and shared dispositive power for 750,141 shares of our common stock that are held by Senvest Master Fund, LP. Senvest's and Mr. Mashaal's address is 540 Madison Avenue, 32nd Floor, New York, New York 10022.

(8)   Based on information contained in a Schedule 13G filed by Kanen Wealth Management LLC ("KWM") and Mr. David Kanen on March 30, 2026 reporting ownership of these shares as of March 25, 2026. According to the Schedule 13G, KWM and Mr. Kanen reported that it had shared voting and shared dispositive power for 738,001 shares of our common stock consisting of (a) 344,387 shares owned directly by Philotimo Fund LP, which KWM may be deemed to beneficially own as the general partner of Philotimo, (b) 376,914 shares owned directly by Philotimo Focused Growth and Income Fund ("PHLOX"), which KWM may be deemed to beneficially own as the investment manager of PHLOX, and (c) 16,700 shares held in the KWM Managed Accounts, which KWM may be deemed to beneficially own as the investment manager of the KWM Managed Accounts. The principal business address of each of Philotimo, KWM, PHLOX and Mr. Kanen is 6810 Lyons Technology Circle, Suite 160, Coconut Creek, FL 33073.

(9)   Includes 52,094 shares of common stock held by The LDPV Holding Trust, dated October 1, 2018, of which Mr. Nelson's spouse is trustee and Mr. Nelson has sole authority over the disposition of the shares of common stock held by the trust.

(10) Based on information contained in a Form 4 filed on April 18, 2024 by Mr. Andrew R. Heyer reporting ownership of these shares as of April 16, 2024, includes 241,518 shares of common stock held directly by Mr. Heyer, 10,000 shares of common stock held by Mr. Heyer's spouse, 1,749 shares of common stock held indirectly by MEP Co-Invest, LLC ("MEP Co-Invest") which is an entity controlled by Mr. Heyer; 37,282 shares of common stock held by Heyer Investment Management, LLC and 19,891 shares of common stock held by Andrew R. Heyer 2007 Associates, L.P., each of which Mr. Heyer controls; 2,500 shares purchased for the benefit of the Charlotte Heyer Trust, 2,500 shares purchased for the benefit of the Daniel Heyer Trust, 2,800 shares purchased for the benefit of the Eleanor Heyer Trust, 2,800 shares purchased for the benefit of the Georgina Heyer Trust, 2,500 shares purchased for the benefit of the Max Heyer Trust, 1,000 shares purchased for the benefit of the Sabrina Belle Heyer Trust, 2,000 shares purchased for the benefit of the Harris Heyer Trust, 2,000 shares purchased for the benefit of the James Heyer Trust, 2,000 shares purchased for the benefit of the Peter Justin Heyer Trust, 2,000 shares purchased for the benefit of the William Heyer Trust (collectively, the "Heyer Trusts"), 5,000 shares purchased for the benefit of the Heyer Family Foundation and 3,000 shares purchased for the benefit of the Heyer Charitable Lead Annuity Trust. The reporting person is a trustee of each of the Heyer Trusts, the Heyer Family Foundation and the Heyer Charitable Lead Annuity Trust. Pursuant to Rule 16a-1 of the Exchange Act, Mr. Heyer may be deemed to have beneficial ownership of certain of the securities that are beneficially owned by MEP Co-Invest.

(11) Includes 33,049 shares of common stock acquired upon the vesting of RSUs which have been deferred.

(12) Includes 4,131 shares of common stock acquired upon the vesting of RSUs which have been deferred.

(13) Includes 6,490 shares of common stock acquired upon the vesting of RSUs which have been deferred.

(14) Reflects options exercisable and RSUs vesting within sixty days of April 14, 2026. For Mr. Heyer includes 12,616 RSUs eligible to vest within sixty days of April 14, 2026 that have been deferred.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

RELATED PARTY TRANSACTIONS POLICY

We have adopted a policy with respect to the review, approval and ratification of related party transactions. Under the policy, the Audit Committee is responsible for reviewing and approving related party transactions. The policy applies to transactions, arrangements and relationships (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships in which the aggregate amount involved will, or may be expected to, exceed $120,000 with respect to any fiscal year, and in which we (or one of our subsidiaries) are a participant and in which a related party has or will have a direct or indirect material interest. In the course of reviewing potential related party transactions, the Audit Committee will consider the nature of the related party's interest in the transaction; the presence of standard prices, rates or charges or terms otherwise consistent with arms-length dealings with unrelated third parties; the materiality of the transaction to each party; the reasons for the Company entering into the transaction with the related party; the potential effect of the transaction on the status of a director as an independent, outside or disinterested director or committee member; and any other factors the Audit Committee may deem relevant.

We are not aware of any related party transactions that require disclosure under Item 404 of Regulation S-K.

RATIFICATION OF THE APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has appointed Deloitte & Touche LLP ("Deloitte") as the independent registered public accounting firm to audit the financial statements of our Company for the fiscal year ending January 31, 2027 and recommends that stockholders vote in favor of the ratification of such appointment. Stockholder ratification of the selection of Deloitte as our independent registered public accounting firm is not required by law or otherwise. However, the Board, upon the recommendation of the Audit Committee, is submitting the selection of Deloitte to stockholders for ratification as a matter of good governance. In the event of a negative vote on such ratification, the Audit Committee will reconsider its selection. We anticipate that representatives of Deloitte will be present at the Annual Meeting, will have the opportunity to make a statement if they desire, and will be available to respond to appropriate questions.

FEES

We regularly review the services and fees from our independent registered public accounting firm. These services and fees are also reviewed with the Audit Committee annually. In accordance with standard policy, Deloitte will rotate the individuals who are responsible for the Company's audit.

In addition to performing the audit of the Company's financial statements, Deloitte provided various other services during fiscal 2026 and 2025. The Audit Committee has determined that Deloitte's provision of these services, which are described below, does not impair Deloitte's independence with respect to the Company.

The following table shows the aggregate fees paid (including related expenses) or accrued for audit and other services provided for fiscal 2026 and 2025:

	FY2026	FY2025
Audit fees[1]	$1,322,905	$1,055,100
Audit-related fees	—	—
Tax fees	—	—
All other fees[2]	$ 1,914	$ 1,914
Total fees	**$1,324,819**	**$1,057,014**

[1] Audit fees consisted of fees for the audit of the Company's annual financial statements, including audited financial statements presented in our annual reports, review services in connection with quarterly Form 10-Qs and services that are normally provided in connection with regulatory filings, including registration statements, for those years.

[2] Other Fees for fiscal 2026 and 2025 consisted of subscription fees for an accounting resource library.

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. All of the services relating to the fees described in the table above were approved by the Audit Committee in accordance with the Audit Committee's pre-approval policy.

VOTE REQUIREMENT

Approval of the ratification of the appointment of Deloitte as our independent registered public accounting firm requires the affirmative vote of a majority of the votes cast at the meeting or represented by proxy and entitled to vote on this proposal. If you hold your shares through a broker and you do not instruct the broker how to vote, your broker will have the authority to vote your shares in its discretion on this proposal. Abstentions will have no effect on the outcome of this proposal.

 The board of directors recommends a vote **"FOR"** the ratification of the appointment of deloitte & touche as our independent registered public accounting firm for fiscal 2027.

OTHER MATTERS

REPORT OF THE AUDIT COMMITTEE

This report of the Audit Committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act, or under the Exchange Act, except to the extent that the Company specifically incorporates this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

The principal purpose of the Audit Committee is to assist the Board in its oversight of (i) the integrity of our accounting and financial reporting processes and the audits of our financial statements; (ii) our system of disclosure controls and internal controls over financial reporting; (iii) our compliance with legal and regulatory requirements; (iv) the qualifications and independence of our independent auditor; (v) the performance of our independent auditor; and (vi) the business practices and ethical standards of the Company. The Audit Committee is responsible for the appointment, compensation, retention and oversight of work of the Company's independent auditor. The Audit Committee's function is more fully described in its charter.

Our management is responsible for the preparation, presentation and integrity of our financial statements, for the appropriateness of the accounting principles and reporting policies that we use and for establishing and maintaining adequate internal control over financial reporting. Deloitte & Touche, or Deloitte, our independent registered public accounting firm for the year ending February 1, 2026, was responsible for performing an independent audit of our financial statements included in our Annual Report on Form 10-K for the year ended February 1, 2026 and expressing an opinion on the conformity of those financial statements with generally accepted accounting principles.

The Audit Committee has reviewed and discussed with management our audited financial statements included in our Annual Report on Form 10-K for the year ended February 1, 2026.

The Audit Committee has also reviewed and discussed with Deloitte the audited financial statements in the Form 10-K. In addition, the Audit Committee discussed with Deloitte those matters required to be discussed under applicable standards of the Public Company Accounting Oversight Board (the "PCAOB") and the SEC. Deloitte provided to the Audit Committee the written disclosures and the letter required by applicable requirements of the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence. The Audit Committee also discussed with Deloitte its independence from the Company.

Based upon the review and discussions described above, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for filing with the SEC for the year ended February 1, 2026.

THE AUDIT COMMITTEE

Walter F. McLallen, Chair
Alan Boehme
Sharon M. Leite
Vineet Mehra

DELIVERY OF DOCUMENTS TO STOCKHOLDERS SHARING AN ADDRESS

We have adopted a procedure approved by the SEC called "householding" under which multiple stockholders who share the same address will receive only one copy of the Annual Report, Proxy Statement, or Notice of Internet Availability of Proxy Materials, as applicable, unless we receive contrary instructions from one or more of the stockholders. If you wish to opt out of householding and receive multiple copies of the proxy materials at the same address, you may do so by notifying us by telephone at (888) 636-1223, by email at Secretary@lovesac.com, or by mail at 421 Atlantic Street, Suite 201, Stamford, CT 06901, and we will promptly deliver the requested materials.

You also may request additional copies of the proxy materials by notifying us by telephone or in writing at the same telephone number, email address, or address. If you are currently receiving multiple copies of the proxy materials and wish to receive only one copy at the same address, then please notify us by telephone or in writing at the same telephone numbers and addresses above. A number of brokerage firms with account holders have instituted householding. Once a stockholder has consented or receives notice from his or her broker that the broker will be householding materials to the stockholder's address, householding will continue until the stockholder is notified otherwise or until one or more of the stockholders revokes his or her consent. Stockholders with shares registered in the name of a brokerage firm or bank may contact their brokerage firm or bank to request information about householding.

STOCKHOLDER PROPOSALS FOR FISCAL 2027 ANNUAL MEETING OF STOCKHOLDERS

Stockholders who, in accordance with Rule 14a-8 of the Exchange Act, wish to present proposals at the Company's fiscal 2027 Annual Meeting of Stockholders to be held in 2027 and wish to have those proposals included in the Company's Proxy Statement and form of proxy must submit their proposals and be received by the Company at the principal executive offices of the Company no later than the close of business on December 24, 2026. In order to be eligible for inclusion in our 2027 proxy statement, any matter so submitted, including stockholder proposals for candidates for nomination for election to the Board, must meet the requirements set forth in the rules and regulations of the SEC, including Rule 14a-8, and comply with the provisions of our Bylaws and be submitted in writing to the Secretary at the principal executive offices.

Stockholders wishing to make a director nomination or bring a proposal before the annual meeting to be held in fiscal 2027 (but not include it in the Company's proxy materials) must provide written notice of such proposal to the Secretary of the Company at the principal executive offices of the Company not later than the close of business on March 11, 2027 and not earlier than the close of business on February 9, 2027. However, if the Company changes the date of the 2027 Annual Meeting of Stockholders to a date more than 30 days before or after the anniversary of the fiscal 2026 Annual Meeting, then such notice must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the date on which public announcement of the date of such meeting is first made by the Company. The stockholder must also provide all of the information and follow the procedures required by our Bylaws. Submitting a notice does not ensure that the proposal will be raised at the 2026 Annual Meeting. We will not permit stockholder proposals that do not comply with the foregoing notice requirement to be brought before the 2026 Annual Meeting.

In addition to satisfying the above advance notice requirements, in order to comply with the universal proxy rules under the Exchange Act, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice to the Company's Corporate Secretary that sets forth the information required by Rule 14a-19 under the Exchange Act no later than April 10, 2027.

Proposals should be addressed to The Lovesac Company, Attn: Corporate Secretary, 421 Atlantic Street, Suite 201, Stamford, Connecticut, 06901.

STOCKHOLDER COMMUNICATIONS

Stockholders and interested parties may communicate directly with the Board, a committee of the Board, the independent directors as a group, or any individual director by writing to: Board of Directors, c/o Secretary, 421 Atlantic Street, Suite 201, Stamford, Connecticut 06901, or by emailing to Secretary@lovesac.com. The Secretary reviews all communications sent to the Board of Directors and regularly provides to the Board a summary of communications that relate to the functions of the Board or a committee of the Board or that otherwise require Board attention. Certain items unrelated to the duties and responsibilities of the Board will not be forwarded to the Board including, without limitation, business solicitations, advertisements and surveys; requests for donations and sponsorships; job applications or resumes; product inquiries and complaints; unsolicited ideas and business proposals; or any materials that are threatening, illegal or do not relate to the responsibilities of the Board. Other communications that relate to the functions of the Board or committee will be provided to the Board or to an individual director, as appropriate. Concerns relating to accounting, internal accounting controls or auditing matters will be referred directly to the Chair of the Audit Committee.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. We make available free of charge on or through our Internet website, https://investor.lovesac.com, our reports and other information filed with or furnished to the SEC and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our Corporate Governance Guidelines, Code of Ethics, and charters of the Board committees may also be accessed on our website. The SEC's Internet website, www.sec.gov, also contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC.

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

Certain statements contained herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA"), including statements regarding our governance goals, commitments, and strategies, and our executive compensation program. Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause actual results to be materially different from the statements made herein. All statements other than statements of historical fact included in this proxy statement are forward-looking statements. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "aim," "anticipate," "believe," "estimate," "expect," "forecast," "future," "intend," "likely," "outlook," "potential," "project," "projection," "plan," "seek," "may," "could," "would," "will," "should," "can," "can have," the negatives thereof and other similar expressions.

All forward-looking statements are expressly qualified in their entirety by these cautionary statements. Some of the factors which could cause results to differ materially from the Company's expectations include the risks and uncertainties disclosed in Part I, Item 1A of our Form 10-K under the heading "Risk Factors" and in our most recently filed periodic reports on Form 10-K and Form 10-Q and subsequent Securities and Exchange Commission filings.

The forward-looking statements included herein are made only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law. If we do update one or more forward-looking statements, no inference should be made that we will make additional updates with respect to those or other forward-looking statements.

OTHER MATTERS

To the extent that this proxy statement is incorporated by reference into any other filing by Lovesac under the Exchange Act or the Securities Act of 1933, the sections of this proxy statement titled "Compensation Committee Report," "Report of the Audit Committee," and "Pay Versus Performance Disclosure," to the extent permitted by the rules of the SEC, will not be deemed incorporated into such a filing, unless specifically provided otherwise in the filing. In addition, such sections will not be deemed to be soliciting material for purposes of the solicitation of proxies in connection with the annual meeting.

All website addresses contained in this proxy statement are intended to be inactive, textual references only. The information on, or accessible through, any website (including the Lovesac website) identified in this proxy statement is not a part of, and is not incorporated by reference into, this proxy statement.

We currently know of no other matters to be voted on at the 2026 Annual Meeting. If any other matters properly come before the meeting, the persons named in the form of proxy intend to vote the shares they represent as the Board of Directors may recommend. Discretionary authority with respect to such other matters is granted by execution of the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

APPENDIX A

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Adjusted EBITDA is defined as a non-GAAP financial measure by the Securities and Exchange Commission (the "SEC") that is a supplemental measure of financial performance not required by, or presented in accordance with, GAAP. We define "Adjusted EBITDA" as earnings before interest, taxes, depreciation and amortization, adjusted for the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These items include management fees, equity-based compensation expense, write-offs of property and equipment, deferred rent, financing expenses and certain other charges and gains that we do not believe reflect our underlying business performance. We have reconciled this non-GAAP financial measure with the most directly comparable GAAP financial measure within the schedules attached hereto. Statements regarding our expectations as to fiscal 2026 Adjusted EBITDA do not include certain charges and costs. These items include equity-based compensation expense and certain other charges and gains that we do not believe reflect our underlying business performance. We are not able to provide a reconciliation of our non-GAAP financial guidance to the corresponding GAAP measures without unreasonable effort because of the uncertainty and variability of the nature and amount of these future charges and costs. This is due to the inherent difficulty of forecasting the timing of certain events that have not yet occurred and are out of the Company's control.

We believe that these non-GAAP financial measures not only provide its management with comparable financial data for internal financial analysis but also provide meaningful supplemental information to investors. Specifically, these non-GAAP financial measures allow investors to better understand the performance of our business, facilitate a more meaningful comparison of our actual results on a period-over-period basis and provide for a more complete understanding of factors and trends affecting our business. We have provided this information as a means to evaluate the results of our ongoing operations alongside GAAP measures such as gross profit, operating income (loss) and net income (loss). Other companies in our industry may calculate these items differently than we do. These non-GAAP measures should not be considered as a substitute for the most directly comparable financial measures prepared in accordance with GAAP, such as net income (loss) or net income (loss) per share as a measure of financial performance, cash flows from operating activities as a measure of liquidity, or any other performance measure derived in accordance with GAAP. Non-GAAP financial measures have limitations as analytical tools, and investors should not consider them in isolation or as a substitute for analysis of the Company's results as reported under GAAP.

The following table shows a reconciliation of non-GAAP financial measures used in this Proxy Statement to the most directly comparable GAAP financial measures.

◼ **THE LOVESAC COMPANY RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)**

(amounts in thousands)	Thirteen weeks ended		Fifty-two weeks ended	
	February 1, 2026	February 2, 2025	February 1, 2026	February 2, 2025
Net income	$ 32,106	$35,307	$ 4,065	$ 11,556
Interest income, net	(671)	(661)	(1,303)	(2,800)
Income tax expense	13,509	12,953	2,600	4,893
Depreciation and amortization	3,755	3,786	15,206	14,710
EBITDA	48,699	51,385	20,568	28,359
Equity-based compensation[a]	(2,690)	1,261	5,647	8,009
Loss on disposal of assets[b]	430	66	466	140
Other non-recurring expenses[c]	3,209	1,160	9,391	11,279
Adjusted EBITDA	$ 49,648	$53,872	$36,072	$ 47,787

[a] Represents expenses, such as compensation expense and employer taxes related to RSU equity vesting and exercises associated with stock options and restricted stock units granted to our associates and board of directors. Employer taxes are included as part of selling, general and administrative expenses on the Statements of Operations.

[b] Represents loss on disposal of property and equipment.

[c] Other non-recurring expenses in the thirteen weeks ended February 1, 2026 represents a one-time discretionary bonus, professional fees related to the restatement of previously issued financial statements, expenses associated with other legal matters, and severance, partially offset by benefits related to insurance proceeds and gain on the termination of a lease. Other non-recurring expenses in the fifty-two weeks ended February 1, 2026 also represents an out-of-period expense pertaining to prior periods employee benefits and impairment charges and other costs related to the Best Buy partnership discontinuation. Other non-recurring expenses in the thirteen weeks ended February 2, 2025 represents professional fees related to the restatement of previously issued financial statements, severance, and expenses associated with other legal matters, partially offset by benefits related to insurance proceeds. Other non-recurring expenses in the fifty-two weeks ended February 2, 2025 also includes a settlement with the SEC and infrequent and unusual production costs

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